                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       _________________________________

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                             NETPLEX SYSTEMS, INC.
            ------------------------------------------------------
            (Exact Name of Registrant as Specified in Its Charter)

         Delaware                     54-1391924                        7372
--------------------------  -------------------------------  ----------------------------
 (State of Incorporation)   (I.R.S. Employer Identification  (Primary Standard Industrial
                                      Code Number)              Classification Number)

                      1800 Robert Fulton Drive, Suite 250
                            Reston, Virginia 20191
                                (703) 716-4777
         -------------------------------------------------------------
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                             GENE ZAINO, Chairman
                             Netplex Systems, Inc.
                      1800 Robert Fulton Drive, Suite 250
                            Reston, Virginia 20191
                                (703) 716-4777
-------------------------------------------------------------------------------
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies to:
                            JEFFREY M. STOLER, ESQ.
                              RON M. HADAR, ESQ.
                               Gadsby Hannah LLP
                              225 Franklin Street
                               Boston, MA 02110
                               (617) 345-7000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                                      Proposed
                                                                      Maximum             Proposed
                                                 Amount               Offering            Maximum            Amount of
 Title of Each Class of Securities                to be              Price  Per           Aggregate         Registration
 to be Registered                               Registered            Share (1)      Offering  Price (1)         Fee
--------------------------------------------------------------------------------------------------------------------------
 Common Stock, $.001 par value............       1,200,000              $5.00            $6,000,000          $1,500.00
--------------------------------------------------------------------------------------------------------------------------
 Rights (2)...............................          (3)                   --                 --                  --
                                                                                                             ---------
--------------------------------------------------------------------------------------------------------------------------
 Total Registration Fee...................                                                                   $1,500.00
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2) Evidencing the rights to subscribe for 1,200,000 of the shares of common stock described above.
(3) No Subscription Rights will be registered.

The registrant hereby amends this Registration Statement on such date and dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Exhibit Index appears on page _______ of the sequentially numbered pages of this Registration Statement. This Registration Statement, including exhibits contains _______ pages.

                             CROSS REFERENCE SHEET

Item No.                                                         Sections in Prospectus
--------                                                         ----------------------
1.   Front of the Registration Statement and                     Cover Page
     Outside Front Cover of Prospectus

2.   Inside Front and Outside Back Cover                         Inside Front Cover Page; Outside Back Cover Page
     Pages Of Prospectus

3.   Summary Information and Risk Factors                        Prospectus Summary; Risk Factors

4.   Use of Proceeds                                             Prospectus Summary; Use of Proceeds

5.   Determination of Offering Price                             Cover Page; Determination of Offering Price;
                                                                 Distribution of Rights and Subscription Procedures

6.   Dilution                                                    Not Applicable

7.   Selling Security Holders                                    Selling Shareholder

8.   Plan of Distribution                                        Prospectus Summary; Distribution of Rights and
                                                                 Subscription Procedures

9.   Legal Proceedings                                           Business - Legal Matters

10.  Directors, Executive Officers,                              Management
     Promoters and Control Persons

11.  Security Ownership of Certain                               Principal Shareholders
     Beneficial Owners and Management

12.  Description of Securities                                   Description of Securities; Dividend Policy

13.  Interest of Named Experts and Counsel                       Not Applicable

14.  Disclosure of Commission Position on                        Risk Factors; Management; Distribution of Rights
     Indemnification for Securities Act Liabilities              and Subscription Procedures

15.  Organization within Last Five Years                         Business; Certain Relationships and Related
                                                                 Transactions

16.  Description of Business                                     Prospectus Summary; Risk Factors; Business

17.  Management's Discussion and Analysis or                     Management's Discussion and Analysis of Financial
     Plan of Operation                                           Condition and Results of Operations

18.  Description of Property                                     Business

19.  Certain Relationships and Related Transactions              Certain Relationships and Related Transactions

20.  Market for Common Equity and Related                        Prospectus Summary; Risk Factors; Dividend Policy;
     Stockholder Matters                                         Capitalization; Distribution of Rights and Subscrip-
                                                                 tion Procedures; Shares Eligible for Future Sale

21.  Executive Compensation                                      Management; Executive

22.  Financial Statements                                        Index to Financial Statements

23.  Changes In and Disagreements With Accountants               Not Applicable
     On Accounting and Financial Disclosure

Preliminary Prospectus
Subject to Completion, dated June 29, 2001



                                    [logo]


                             Netplex Systems, Inc.

                               1,200,000 shares
                                 Common Stock

We are currently a wholly owned subsidiary of The Netplex Group, Inc. (Nasdaq otcbb: "NTPL") ("Group"). Group is granting at no cost to its security holders transferable rights to purchase shares of our common stock.

Group's security holders will receive one right for every one share of Group common stock that they own (or would be entitled to own upon conversion of shares of preferred stock) on _________, 2001. Each right will entitle the holder to purchase one share of our common stock at an exercise price of $5.00 per share. Up to 1,200,000 shares of our common stock are being offered in this offering. Of these shares, Group will be selling 1,100,000 shares and we will be selling 100,000 shares. Proceeds from the offering will be applied first to the shares of the common stock being sold by us and then to the shares of common stock being sold by Group.

The exercise period for the rights will expire at 5:00 p.m., Washington, D.C. time, on _________, 2001 or such date as Group has received acceptable subscriptions for all of our common stock being offered, whichever comes first. You may only exercise your rights in increments of 100, and you must exercise at least 100 rights. Any exercise of rights distributed in this offering will be accepted on a "first-come, first-serve" basis.

                                                 _______________________________
                                                          continued on next page

Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                  Proceeds        Proceeds
                                             Exercise Price*      to Group         to Us
                                             ---------------      --------         -----
          Per share.....................        $     5.00       $     5.00       $   5.00
          Total.........................        $6,000,000       $5,500,000       $500,000

          __________________
          * - No commissions are being paid in connection with the distribution or exercise of the rights.


                 The date of this prospectus is July __, 2001.

_____________________________
continued from prior page

Once you exercise a right, you may not withdraw the exercise. In the event that fewer than 1,200,000 rights are exercised in this offering, Group will continue to own any unpurchased common stock. Although Group retains the right to cancel this offering if there is insufficient participation by its stockholders, there is no minimum number of shares that must be subscribed for in this offering for it to be completed.

We have filed a Registration Statement with the SEC covering the shares of common stock being offered in this offering. Before this offering, our common stock has not been listed on The Nasdaq Stock Market or any other stock exchange. We have applied for the listing of our common stock on the Nasdaq Small Cap Market under the symbol "NPLX".



                               TABLE OF CONTENTS

                                                                     Page
      Prospectus Summary............................................   __
      Risk Factors..................................................   __
      Forward-Looking Statements....................................   __
      Use of Proceeds ..............................................   __
      Distribution of Rights and Subscription Procedures............   __
      Federal Income Tax Consequences...............................   __
      Dividend Policy...............................................   __
      Capitalization................................................   __
      Selling Shareholder ..........................................   __
      Selected Financial Data.......................................   __
      Management's Discussion And Analysis Of Financial
      Condition And Results Of Operations...........................   __
      Business......................................................   __
      Management....................................................   __
      Certain Transactions..........................................   __
      Principal Shareholders........................................   __
      Description Of Securities.....................................   __
      Shares Eligible For Future Sale...............................   __
      Legal Matters.................................................   __
      Experts.......................................................   __
      Where You Can Find More Information...........................   __
      Index To Consolidated Financial Statements....................  F-1

                              PROSPECTUS SUMMARY

This summary outlines and highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes, before you make an investment decision.

Company Overview

The Company and its acquired predecessors have 16 years of experience as a provider of business systems solutions for companies primarily within the retail/supply chain and the healthcare industries. We believe that our solutions create business value for clients because we attempt to leverage our industry knowledge to determine the best balance of traditional methods and evolving technologies. We also believe that we have achieved a respected reputation in our targeted industries and that our history of successful projects help gives us a competitive advantage over many larger consulting companies.

Many of our clients are regional or national chains of 100 or more locations and with revenues between $300 million and $2 billion. Some of our current and recent clients are:

                      Retail/Supply Chain                                       Healthcare / Other
---------------------------------------------------------------         ---------------------------------------
  American Eagle Outfitters     Phillips-Van Heusen                          Baystate Health
  Brinker International         Trans World Entertainment                    Blue Cross/Blue Shield of Florida
  Macy's                        Value City Department Stores                 INOVA
  Neiman Marcus                 Virgin Entertainment Group                   Quintiles

Our address is 1800 Robert Fulton Drive, Suite 250, Reston, Virginia 20191 and our telephone number is (703) 716-4777. Our web site address is:
www.netplexsystems.com. We were incorporated on September 11, 1986, in Virginia and merged into Netplex Systems Inc., a Delaware corporation, on July ___, 2001.

The Offering

Who Will Receive Rights            Only persons who own shares of Group common stock on July
                                   __, 2001 (called the "Record Date") will receive rights to purchase shares of our common stock in this Rights
                                   Offering.  The rights, however, will be transferable as
                                   described below.

Description of the Rights          If you hold shares of Group common stock on the Record Date
 Offering                          you will receive one right to purchase one share of our
                                   common stock for every one share of Group common stock you own.  Similarly, if you hold shares of Group's convertible preferred stock on the Record Date, you will receive one
                                   right to purchase one share of our common stock for every
                                   one share of Group common stock you would have owned if you had converted your preferred stock to common stock.  The
                                   rights may only be exercised in increments of 100, so you
                                   must own at least 100 rights to be eligible to exercise
                                   your rights.  Rights submitted for exercise in an amount
                                   not divisible by 100 will be effective for the next lower
                                   number of shares that is divisible by 100.

The Exercise Price of the Rights   If you wish to exercise your rights to purchase our common stock, the purchase price will be $5.00 per share, and the minimum subscription amount will be for 100 shares.

How Your Rights Will be Evidenced  Group intends to mail Rights Certificates, which will represent your rights, immediately after the Registration
                                   Statement (which we have filed with the Securities and
                                   Exchange Commission regarding this offering) is declared
                                   effective, which date is expected to be on or around July
                                   __, 2001.

How You Can Exercise Your          Detailed instructions for you to exercise your rights are
Rights                             provided under the heading Plan of Distribution, below.


When You Can Exercise Your Rights  The rights will be exercisable immediately upon issuance, and will expire upon the earlier to occur of 5:00 p.m.,
                                   Washington, D.C. time on _________ ___, 2001 or such time
                                   as Group has received acceptable subscriptions for all of
                                   our common stock being offered.  The rights will be
                                   accepted on a "first come-first serve" basis.

Our Other Stock Outstanding        Our management team has purchased 50,000 shares, and
                                   subscribed to purchase an additional 75,000 shares of our
                                   common stock at a price of $5.00 per share in cash.  In
                                   addition, a publicly-held company has purchased 50,000
                                   shares of our common stock at a price of $5.00 per share
                                   paid in the form of 125,000 registered and freely-tradable shares of that company's common stock (valued at the then
                                   current market price therefor).

                                   We also have issued to Group 1,500 shares of Class A
                                   preferred stock with a face value of $1,000 per share,
                                   which shares are convertible to shares of our common stock at a price of $5.00 per share after December 31, 2003.  If all of the preferred stock is converted, an additional
                                   300,000 shares of our common stock would be issued (and the preferred stock will be cancelled).  Prior to conversion,
                                   the preferred stock is redeemable by us, in whole or in
                                   part, for $1,000 per share.

                                   We also have issued  to Group 3,750 shares of our Class B
                                   preferred stock with a face value of $1,000 per share,
                                   which shares are convertible to shares of our common stock at a price of $6.00 per share at any time.  If all of the
                                   preferred stock is converted, an additional 625,000 shares of our common stock would be issued (and the preferred
                                   stock will be cancelled).  Prior to conversion, the
                                   preferred stock is redeemable by us, in whole or in part,
                                   for $1,000 per share.  Group has agreed, for itself and for any party to which it may sell any shares of Class B
                                   preferred stock, that it will not sell to the public any
                                   shares of our common stock issuable upon conversion of the
                                   Class A preferred stock for a period of one year commencing as of the closing of this Rights Offering.

Use of Proceeds                    The proceeds of this offering will be used
                                   for general working capital purposes.

Anticipated Nasdaq Symbol          "NPLX"

Summary Financial Data

The following tables summarize our financial results and should be read in conjunction with the "Selected Financial Data", our audited and unaudited consolidated financial statements, and their accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", all of which are included in this prospectus.

                                                                                                  (unaudited)
                                                                                                 3 months ended
                                                             Year ended December 31                 March 31,
                                                       --------------------------------    -------------------------
                                                          2000        1999       1998         2001           2000
                                                       ---------    --------    -------    ----------     ----------
                                                              (amounts in thousands, except per share data)
Revenues:
  Services - unaffiliated customers                    $  14,859    $ 14,801    $ 6,147    $    3,578     $    3,226
  Services - related party                                 1,442         920         --            --            497
  Products                                                11,013      15,289      2,616         3,595          3,299
                                                       ---------    --------    -------    ----------     ----------
                                                          27,314      31,010      8,763         7,173          7,022
                                                       ---------    --------    -------    ----------     ----------

Cost of revenues:
  Services                                                 8,848       8,244      3,013         1,708          2,420
  Products                                                 8,304      12,156      2,217         2,716          2,094
                                                       ---------    --------    -------    ----------     ----------
                                                          17,152      20,400      5,230         4,424          4,514
                                                       ---------    --------    -------    ----------     ----------

Gross profit:
  Services                                                 7,453       7,477      3,134         1,870          1,303
  Products                                                 2,709       3,133        399           879          1,205
                                                       ---------    --------    -------    ----------     ----------
                                                          10,162      10,610      3,533         2,749          2,508

Selling, general and administrative                        9,030       6,405      1,857         1,991          2,427
Acquired in-process technology                                --          --        250            --             --
Corporate expense allocation from parent                   1,913       1,378        268           525            485
                                                       ---------    --------    -------    ----------     ----------
EBITDA                                                      (781)      2,827      1,158           233           (404)

Depreciation and amortization                              1,635       1,240        384           431            397
Interest expense                                             282         390         60            51             72
                                                       ---------    --------    -------    ----------     ----------
Income (loss) from operations before income taxes         (2,698)      1,197        714          (249)          (873)
Income tax benefit (provision)                               796        (510)      (286)            0            258
                                                       ---------    --------    -------    ----------     ----------
Net income (loss)                                      $  (1,902)   $    687    $   428    $     (249)    $     (615)
                                                       =========    ========    =======    ==========     ==========

Basic and diluted earnings (loss) per common share     $   (1.73)   $   0.62    $  0.39    $    (0.23)    $    (0.56)
                                                       =========    ========    =======    ==========     ==========
Weighted average common shares
 outstanding, basic and diluted                            1,100       1,100      1,100         1,100          1,100
                                                       =========    ========    =======    ==========     ==========

At year-end
  Total assets                                         $  10,734    $ 13,413    $ 9,066    $    9,837     $   12,637
                                                       =========    ========    =======    ==========     ==========
  Stockholders' equity                                 $   5,351    $  6,640    $ 4,765    $    5,107     $    7,381
                                                       =========    ========    =======    ==========     ==========

See accompanying notes to consolidated financial statements. Our operations prior to 1998 are immaterial and are therefore not presented.

                                 RISK FACTORS

Before you invest in shares of our common stock, you should be aware that there are various risks, including those described below, involved in an investment. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus before you decide to invest in shares of our common stock.

The risks and uncertainties described below are not the only ones potentially affecting us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks occur, our business, results of operations, or financial condition could be harmed. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

We incurred a loss last year and may not return to profitability in the future

Although we were profitable in prior years, we incurred a net loss of approximately $1.9 million during the year ended December 31, 2000, and an additional loss of approximately $212,000 during the first quarter of this year. There can be no assurance that we will be profitable on a quarterly or annual basis in the future.

We may be unable to obtain the necessary funding to operate, expand or improve our business

As of the end of calendar years 2000, 1999 and 1998, we had negative working capital of approximately $459,000, $226,000 and $144,000, respectively. As of March 31, 2001, we had negative working capital of $186,000. Although we have raised $500,000 through the private sale of 100,000 shares of our common stock to our management and an outside investor, and we anticipate proceeds from this offering of an additional $500,000, we may need to raise additional capital to fund our operations in the future, particularly if we resume the type of growth in our operations that occurred between calendar years 1998 and 1999.
Additional financing, if available, might impose undesirable terms. For example, if we needed to raise additional funds, but could do so only by issuing equity securities at a time when our stock price was low, we would be forced to weigh the benefits of such funding against the dilution that would result to our shareholders. If adequate funding is not available on acceptable terms, we may be forced to delay, reduce the scope of, or eliminate operations and/or our marketing and sales efforts, and any of these actions could have a material adverse effect on our financial condition and business operations.

In the past, we have derived a large percentage of our revenues from a small number of clients in each year, and as a result the loss of or a significant reduction in the work performed for any of them could substantially reduce revenues and earnings

We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients in each calendar year. For example, during 1998, 1999, 2000 and the first three months of 2001, we derived 40.9%, 35.6%, 35.5 and 35.8% of our revenues from our top five clients during those periods, respectively. As a result, the loss of or significant reduction in the work performed for any significant client could have a material and negative impact on our operations. The volume of work that we perform for any specific client is likely to vary from period to period, and a significant client in one period may not use our services in a subsequent period. In addition, a failure to collect a large account receivable from any of these clients could significantly reduce our assets and profitability.


The following table sets forth a summarization of the capitalization of the Company as of March 31, 2001, on an actual and as adjusted basis. The as adjusted information is presented to reflect this offering and the private sale of $500,000 of common stock. Please see the table and discussion under the heading "Capitalization" below.


              -----------------------------------------------------------
                                                                   As
                                                  Actual        Adjusted
              -----------------------------------------------------------
              Long term debt                 $        --    $          --
              -----------------------------------------------------------
              Stockholder's equity:                   11               13
              -----------------------------------------------------------
              Additional paid in capital           6,132            7,132
              -----------------------------------------------------------
              Retained earnings (deficit)         (1,036)          (1,036)
              -----------------------------------------------------------
              Total stockholder's equity           5,107            6,107
              -----------------------------------------------------------
              Total Capitalization           $     5,107    $       6,107
              -----------------------------------------------------------

Competition from both established competitors and new entrants to this market could result in price reductions, reduced profitability and loss of current or future clients

The markets we serve are intensely competitive, which could result in price reductions, reduced profitability and the loss of current or future clients. Many of our competitors have longer operating histories, broader client bases, greater financial, technical, marketing and public relations resources, and greater name recognition than we have. These advantages have allowed, and may increasingly allow, our competitors to dominate our market and utilize pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives to our competitive disadvantage.

Our direct competitors include Accenture, IBM, Deloitte & Touche, Electronic Data Systems, KPMG, Hewlett-Packard, First Consulting Group, LakeWest Group and numerous others. In addition, there are low barriers to entry into our business because the capital costs to provide information technology services are relatively low. We do not own any technologies that preclude or inhibit competitors from entering our industry. Therefore, we expect to continue to face additional competition from new entrants into our industry.

The future success of our business depends on the continued services of certain personnel, and our ability to attract and retain other technical, marketing, sales, and management personnel

Our future success depends in large part on the continued services of Robert Barcum as our President, Gene Zaino as our Chairman, and Peter Russo as our Chief Financial Officer. Each of these individuals contribute specialized skills to our business which could be difficult to replace. For example, Mr. Zaino's ability to provide strategic and management direction to our operations, create and maintain a cohesive culture, and establish and expand certain of our customer relationships, has contributed substantially to our business. Although we have an employment agreement with Mr. Barcum, that agreement may be terminated by either party upon 30 days' prior written notice. We have no employment agreement with either of Mr. Zaino or Mr. Russo, who will be direct employees of Group and who will provide management services to us on a part time basis under the terms of an Intercompany Agreement between our company and Group. If we experience significant growth, it may become necessary for us to retain the services of full time chief financial officer and chairman. There can be no assurance that we will be able to hire personnel that will replace the skill set that Mr. Zaino or Mr. Russo currently provide, and a failure to do so could have an adverse impact on our operating results. Our success also depends in large part upon our ability to attract and retain qualified technical project managers and information technology personnel. It is difficult to locate technical, marketing, sales, and management personnel with the combination of skills and attributes required to execute our strategy. Skilled software engineers are in particularly short supply, and this shortage is likely to continue into the foreseeable future. As a result, competition for these people is intense, and the industry attrition rate for them is high. Any inability to attract personnel to replace personnel that leave in the normal course, or to augment our existing staff if the opportunity for growth arises, would have a material adverse effect on our results of operations. Although we have attracted and retained qualified employees in the past, qualified employees are in particularly great demand and will remain a limited resource for the foreseeable future. Our employees can terminate their employment at any time. Accordingly, we may be unable to continue to retain and attract qualified employees.

We must respond quickly to technological developments, introductions of new competitive products and services, and evolving industry standards to remain competitive

The information technology services industry is characterized by rapid technological developments, frequent introductions of new products and services, and evolving industry standards. In order to remain competitive in this rapidly evolving industry, we must continually improve the performance, features, and reliability of our services. We can not be certain that we will be able to respond quickly, cost effectively, or sufficiently to any of these developments, and in light of some of the competitive advantages of our competitors, it may be the case that they can be more responsive to such developments than we can. Our inability or slowness to respond to any such developments could cause us to lose market share and could have a material adverse effect on our business, operating results, and financial condition.

Our clients retain us on a project-by-project basis rather than under long-term contracts, which increases the variability of our revenues from period to period, reduces our ability to accurately predict our revenues, which may adversely affect our operating margins

Our operating expenses, including employee salaries, rent and administrative expenses, are relatively fixed and cannot be reduced on a week-by-week basis to compensate for variations in the number or size of projects in progress on a week-by-week basis. Because we must incur costs based on our expectations of revenues, the reduced predictability of our revenues may result in costs becoming a larger than expected percentage of revenues which would result in reduced profit margins. When clients defer, modify or cancel projects, we may be unable to reduce costs and/or redeploy our employees to other projects quickly enough to avoid a negative impact to our operating results.

Our quarterly revenues and operating results are likely to fluctuate significantly, which could cause our stock price to decline

Our quarterly revenues and operating results have varied in the past and are likely to vary significantly from quarter to quarter. Factors that could cause quarterly fluctuations include:

     the loss of any significant clients or projects;

     our employee utilization rate, including our ability to transition employees quickly from completed or terminated projects to new projects;

     the introduction of new services or changes in pricing policies by us or our competitors; and

     our ability to manage costs, including employee costs and support services costs.

As described above, a substantial portion of our revenues are attributable to a limited number of clients in any particular accounting period and we expect this to continue. As a result, the cancellation or deferral of even a small number of projects in a particular quarter could significantly reduce our revenues, which would hurt our quarterly financial performance. In addition, a substantial portion of our costs are relatively fixed and based upon anticipated revenues. Further, there may be unexpected variations in our costs, such as the need to train our employees on new technologies that may arise in a particular quarterly period. As a result of these factors, we believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful. Nevertheless, such fluctuations may cause our operating results to be below the expectations of securities analysts and investors, and cause the price of our stock may fall.

Risk of fee caps

It is likely, in the competitive environment of our industry, that we will from time to time enter into fixed fee or other agreements that expose us to risk if we are unable to complete a project within an expected cost structure. If we encounter unexpected difficulties or are unable, contractually or otherwise, to obtain fee adjustments when the scope of the work is greater or more expensive than originally anticipated, our costs may rise and thereby reduce or even create negative profit margins on a particular project.

We may not be able to manage our growth effectively

Our long-term success will depend in part on our ability to manage growth. If we are unable to hire a sufficient number of employees with the appropriate levels of experience to effectively manage our growth, our business, financial condition, and results of operations could be materially and adversely affected.

If we fail to perform adequately on a project, we could be sued, suffer damage to our reputation and have difficulty attracting new business

Our projects are complex and sometimes involve critical operations of our clients' businesses. Although our contracts generally limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover large claims, or the insurer may disclaim coverage as to any future claim. Moreover, if we fail or are unable to meet our clients' expectations, our reputation will be damaged and our opportunity to acquire additional business from that client, and other clients aware of the failure, could be reduced.

We may be liable for legal violations committed by consultants we employ

Technical services firms face legal uncertainties, including the extent of liability for violations of employment and discrimination laws. Our liability can include violations of employment and discrimination laws committed by consultants we provide to our clients, and for their grossly negligent or willfully wrongful job performance. We believe we comply in all material respects with applicable rules, regulations, and licensing requirements, but do not have total control of our personnel, and may suffer losses in the event that our personnel commit violations of laws for which we can not obtain insurance or are uninsured or underinsured.

We have a significant number of shares of common stock that can be issued upon conversion of our preferred stock, or the exercise of outstanding options, and issuance and sale of those shares could adversely impact the price of our common stock and our ability to obtain additional funding

Effective as of the closing of this offering, it is anticipated that we will have outstanding convertible preferred shares and options to acquire up to approximately 2,205,000 shares of our common stock at prices ranging from $5.00 to $6.00 per share, with a weighted average price per share of $5.28. Sales in the public market of the common stock acquired upon such conversions or exercises will place downward pressure on the prevailing market prices for our common stock. Moreover, because it is likely that these securities will be converted or exercised only if the price of our common stock is higher than the conversion or exercise price of those securities, the holders of these warrants, options and preferred stock will be able to profitably sell the common stock that they receive at prices that are less than the then-prevailing market price-thereby creating an "overhang" in the market that will likely restrain increases in the market price of our stock while such securities remain outstanding. Furthermore, as the demand (if any) for our common stock is being satisfied by the exercise and sale of such convertible securities, our ability to raise capital by selling new equity into the public markets will be constrained.

In an effort to limit the downward price pressure that such convertible securities can exert on the market price for our common stock, we have imposed agreements on each of holders of our convertible securities that require them not to sell the common stock acquired upon exercise of their convertible securities for one year from the closing date of this offering. These agreements, however, provide no protection beyond that one year "lock-up" period, and it is likely that the downward pressure on the market price of our common stock will become apparent as of the first anniversary of the closing of this offering.

Group could own a portion of our common stock after the offering, and may, consequently, control stockholder actions and/or vote its shares in ways in which you disagree

Group currently owns all of our preferred and common stock, with the exception of the 100,000 shares that have been sold to current management. Although all of Group's shares of our common stock are being offered for sale pursuant to this offering, if less than all of those shares are purchased Group will continue to own the remainder. It is not clear how many of our shares will be purchased from Group in this offering, but if it is possible that Group will continue to own a substantial percentage of our Company after the offering. If Group owns a sufficient percentage of our common stock after the offering, it will be in a position to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. It would also be able to block an unsolicited tender offer. Accordingly, this concentration of ownership could delay or prevent a third party from acquiring control of our Company at a premium over the then-current market price of our common stock.

The market for lower-priced securities has suffered in recent years from patterns of fraud and abuse and is regulated in a manner that may negatively impact the market for our common stock

Unless and until our common stock attains a price per share of $5.00 or more, our common stock will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell our securities to persons other than established clients or accredited investors. For purposes of this rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our common stock and also may affect the ability of our current stockholders to sell their securities in the market. In addition, the Securities and Exchange Commission has adopted a number of other rules to regulate "penny stocks." Depending on the trading price of our common stock, our common stock may constitute a "penny stock" within the meaning of those rules, which could further affect the ability of investors in this offering to sell our securities in the market.

Shareholders should also be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We can provide no assurance that such tactics will not be employed in connection with the market for our common stock.

If a sufficient number of rights holders do not participate in this offering, our stock may not qualify for listing on the Nasdaq SmallCap Market

The Nasdaq imposes certain requirements for the listing of our common stock on the SmallCap Market, including requirements relating to the number of holders of our stock. Under these requirements, if fewer than 950,000 shares of our common stock are purchased in this offering, or we have fewer than 300 round lot holders of our common stock upon conclusion of the offering, our shares will not qualify for listing on the Nasdaq SmallCap Market. In such circumstances, and although it is likely that the common stock would qualify for listing on the Nasdaq Over The Counter Bulletin Board market under the same symbol, that market is subject to substantially less regulation, therefor increasing the concerns described in the preceding risk factor.

We have never paid and do not currently intend to pay dividends.

We intend to retain any future earnings to finance our growth. In addition, dividends on common stock are subject to the preferences for dividends on the preferred stock. Any future dividends will depend upon our earnings, if any, our financial requirements, and other factors.

No prior market; volatility of stock price unrelated to our business

Prior to this offering, there has been no public market for the common stock, and there can be no assurance that an active public market will develop or be sustained. The exercise price of the rights has been determined by our and Group's respective Boards of Directors and does not necessarily reflect the price at which shares of common stock may eventually trade in the public market after this offering. See "The Offering - Why We are Selling Shares Through a Rights Offering" for a discussion of the factors considered in determining the exercise price. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in some cases been unrelated to the operating performance of particular companies, and the market for the securities of technology services companies, may be subject to greater price volatility than the stock market in general. In addition, factors such as announcements of new engagements by the Company's competitors or third parties; announcements of fluctuations in the operating results of the Company or its clients or its competitors; strategic alliances involving the Company's competitors; or general market conditions in the information technology industry may have a significant impact on the market price of our common stock.

                          FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate," "continue" or other similar words, and include statements as to the intent, belief, or current expectations of Netplex and our directors, officers, and management with respect to future operations, performance or position of Netplex or which contain other "forward-looking" information. These forward-looking statements are predictions and are based on current information and expectation, and we assume no obligation to update these statements. When considering the forward-looking statements in this prospectus, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated in this prospectus by reference. The risk factors noted in this prospectus and the other factors noted throughout this prospectus and the documents that we incorporate by reference, including certain known and unknown risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                USE OF PROCEEDS

The proceeds to us from this offering are anticipated to be $500,000, unless fewer than 100,000 shares of our common stock are sold in the offering, in which case will receive all of the proceeds of the offering. We will not receive any proceeds from the sale of our common stock by Group. We will use all of the proceeds from this offering for our general working capital needs.


              DISTRIBUTION OF RIGHTS AND SUBSCRIPTION PROCEDURES

Why We Are Selling Shares Through A Rights Offering

We have agreed with Group to make a rights offering to Group's security holders. Although a rights offering is essentially an initial public offering directed first to Group shareholders, we believe that the rights offering provides several advantages over a traditional initial public offering. We believe that this type of offering gives us the opportunity to offer our common stock to investors who, as Group shareholders, already have some knowledge of our business. It also gives us the ability to distribute the securities to a broader, more stable shareholder base than might otherwise be available in the context of a standard initial public offering, and allows us to avoid costly underwriting discounts and commissions. In addition, Group prefers the rights offering to a traditional initial public offering because it affords its shareholders the opportunity to purchase shares of our common stock at the initial offering price.

We and Group's respective board's of directors determined the exercise price of the rights. In making this determination, we considered such factors as our future prospects and historical financial data, our industry in general and our position in the industry; market valuations of the securities of companies engaged in activities similar to ours; and other factors.

Determination of Offering Price

At a joint meeting of Group's and our Boards of Directors on June 28, 2001, the boards determined the aggregate fair market value of our common stock was approximately $6,500,000. That valuation was made as of the June 28, 2001 date, and will be updated prior to the commencement of the offering. If the aggregate fair market value of our common stock is determined to have increased or decreased in the interim, the price per share at which our common stock will be offered will be adjusted accordingly.

What You Can Do With Your Rights

You may purchase one share of our common stock for each right you receive, or you may transfer your rights. However, you may not exercise rights for fewer than 100 shares of common stock. If you hold Group common shares in multiple accounts, you must meet the minimum purchase requirement for each account, and for each subscription. You may, however, consolidate your rights into one account. In the alternative, you can transfer your rights to someone else in a private transaction or you can do nothing, as there is no penalty for not exercising your rights.

When You Can Exercise Your Rights

You can exercise your rights at any time after receipt and until the earlier to occur of Group's receipt of acceptable subscriptions for all of our common stock being offered hereby or 5:00 p.m., Washington, D.C. time, on ______________ ___, 2001.

How You Can Transfer Your Rights

You may transfer all or a portion of your rights to another person by properly endorsing the certificate for transfer, having your signature guaranteed by a bank or securities brokerage, and delivering your rights certificate (together with instructions to reissue the rights you want to transfer in the name of the person receiving the rights) to American Stock Transfer (at the addresses set forth below). American Stock Transfer will then reissue a rights certificates for the transferred rights to your transferee, and will reissue a certificate for the balance, if any, to you if it is able to do so before the end of the offering.

While the rights are transferable, we do not believe that a market for the rights will develop because the rights do not have any perceptible value. Accordingly, the rights will not likely trade on any exchange, and it is unlikely that any persons will make a market in the rights.

If you have any questions regarding the transfer of rights, you should contact American Stock Transfer at the address set forth below.

How You Can Exercise Your Rights

You may exercise your rights by completing and signing the "Election to Purchase" form that appears on the back of each rights certificate. You must send the completed and signed certificate, along with payment in full of the exercise price for all shares that you wish to purchase, to American Stock Transfer.

We suggest, for your protection, that you deliver your rights to American Stock Transfer by an insured, overnight or express mail courier. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should mail or deliver your rights and payment for the exercise price to American Stock Transfer as follows:

By Mail:            By Hand:            By Overnight Courier:

_____________       _____________       _____________________
_____________       _____________       _____________________
_____________       _____________       _____________________

You must pay the exercise price in U.S. dollars by check, bank check, money order or other negotiable instrument payable to the "Netplex Escrow Account". Your remittance will be submitted for payment, and upon clearing, your payment will be held in escrow by State Street Bank and Trust Company, who will serve as the escrow agent of the Netplex Escrow Account. Provided that your payment clears prior to the earlier to occur of _______________ __, 2001 or such earlier time as acceptable subscriptions for all of the common stock being offered hereby have been received, your subscription will be accepted.

If your subscription is accepted, American Stock Transfer will issue a certificate to you representing the common stock purchased through exercise of the rights promptly after closing of the offering, and in no event later than ________________, 2001. Until that date, American Stock Transfer will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us or Group until the shares of common stock have been issued.

If you are a broker or depository who holds Group common shares for the account of others and you receive rights certificates for the account of more than one beneficial owner, you should provide copies of this Prospectus to each beneficial owner, immediately. You should also carry out their intentions as to the exercise or transfer of their rights.

Group will decide all questions as to the validity, form, eligibility (including times of receipt, beneficial ownership and compliance with exercise requirements), and the acceptance of subscription forms and the exercise price will be determined by Group. Group will not accept any alternative, conditional or contingent subscriptions. Group reserves the absolute right to reject any subscriptions not properly submitted. In addition, Group may reject any subscription if the acceptance of the subscription would be unlawful. Group also may waive any irregularities (or conditions) in a subscription for shares of common stock, and Group's interpretations of the terms (and conditions) of the rights offering shall be final and binding.

It is not anticipated that Group will give notice to you of any defects in your subscription, if any, but Group reserves the right to do so, and to condition the re-submission of your subscription upon such conditions as Group deems necessary or appropriate under the circumstances. Under no circumstance, however, will Group be obligated to give you notification of defects in your subscription. No exercise of rights will be accepted until all defects have been cured or waived. If your exercise is rejected, your payment of the exercise price will be promptly returned by American Stock Transfer.

How You Can Obtain Additional Information

Group has retained the services of an information agent to respond to any questions you may have concerning the offering. That information agent, Innisfree M&A, Inc., may be contacted at (800) _______.

Purchase of Shares By Executive Officers. Expected Exercise And Transfer Of Rights By Our Executive Officers; Lock-Up Agreements

Gene Zaino, our Chairman and the Chairman and Chief Executive Officer of Group, is expected to purchase contemporaneously with the Rights Offering 25,000 shares of our common stock at a purchase price of $5.00 per share. In addition, Mr. Zaino may transfer most of his rights to certain of our employees, employees of Group or other persons as he may choose.

Peter Russo, our Chief Financial Officer and the Chief Financial Officer of Group, is expected to purchase contemporaneously with the Rights Offering 15,000 shares of our common stock at a purchase price of $5.00 per share.

It is also expected that other officers, directors and executive employees will up to 10,000 shares of our common stock. It is also expected that officers, directors and executive employees will exercise up to ________ rights obtained by such persons.

All Group or our executive employees and directors who acquire shares of our common stock prior to the Rights Offering or through the exercise of rights have agreed to enter into a "lock-up" agreement whereby they agree not to sell or otherwise dispose of our shares of common stock in the public markets for a period of 180 days after this Registration Statement has become effective.

What Happens To The Unsubscribed Shares

To the extent that any unsubscribed shares offered by Group remain unsold, Group will retain all of such shares. To the extent any unsubscribed shares offered by us remain unsold, such shares shall revert to treasury stock. We intend to supplement the Prospectus after the rights exercise period is over to set forth the results of the rights offering and the number of unsubscribed shares which will be continue to be held by Group.

What Happens If The Rights Offering Is Cancelled

At any time Group will have the right to cancel the rights offering. If you exercise rights and the rights offering is cancelled, the escrow agent will promptly return to you, without interest, any payment received in respect of the exercise price, and you will not receive any shares of our common stock. As described above, the escrowed funds will be held at State Street Bank & Trust Company, Boston, Massachusetts.


                        FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material consequences under the Internal Revenue Code of 1986, as amended (the "Code") affecting persons receiving, exercising or not exercising rights in this offering. Because of the complexity of the provisions of the Code, and because tax consequences may vary depending upon the your particular circumstances, you should consult your own tax advisor concerning your individual tax situation, the tax consequences of the offering under the Code and the tax consequences of applicable state, local or foreign tax laws.

The following summary is based on tax advice provided by our counsel, Gadsby Hannah LLP. It is the opinion of such counsel that, under current interpretations of case law, the Code, applicable regulations thereunder, and the assumptions stated below, there will be no federal income tax consequences applicable to holders of shares of Group common stock receiving rights in the offering, which opinion is stated more specifically as follows:

Distribution Of Rights To Holders Of Group Shares

The rights, representing the right to acquire shares of common stock in the Company, can be considered "property" within the meaning of Section 317(a) of the Code.

The federal income tax consequences of a distribution of the rights by the Company to holders of shares of Group common stock, as determined under the Code and the regulations thereunder, are as follows: (i) each noncorporate holder of shares of Group common stock will be deemed to have received a distribution from Group, generally taxable as ordinary dividend income, in an amount equal to the fair market value (if any) of the rights, as of the date of distribution, (ii) each corporate holder of shares of Group common stock (other than foreign corporations and S corporations) will be deemed to have received a distribution from Group (generally taxable as a dividend subject to the dividends received deduction for corporations (generally 70%, but 80% under certain circumstances)) in an amount equal to the fair market value (if any) of the rights, as of the date of distribution; and (iii) the tax basis of the rights in the hands of each holder (whether corporate or noncorporate) of shares of Group common stock will be equal to the fair market value (if any) of the rights as of the date of distribution. Because of the predominantly factual nature of determining the fair market value, if any, of the rights, Gadsby Hannah LLP has expressed no opinion with respect to the fair market value of the rights.

Assuming the accuracy of Group's Board of Directors' decision that the per share value of our Common Shares approximates the exercise price of the rights, which implies that the rights should have no value for federal income tax purposes, such a distribution of property will not result in the realization of income by any holder of Group's common stock. However, the Internal Revenue Service is not bound by this determination. See "The Offering - Why We are Selling Shares Through a Rights Offering."

Exercise Of Rights

Holders of rights, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of the rights. A holder of rights who receives shares of common stock upon the exercise of the rights will acquire a tax basis in such shares equal to the sum of the exercise price paid under the offering and the tax basis (if any) of the rights.

Transfer Of Rights

The transferable nature of the rights will permit a holder of rights to transfer the rights prior to exercise. Pursuant to Section 1234 of the Code, a rights holder who sells rights prior to exercise will be entitled to treat the difference between the amount received for the rights and the adjusted tax basis (if any) of the holder of rights in the rights as a short-term capital gain or capital loss, as the case may be, provided that common stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him. The gain or loss so recognized will be short-term since the rights will have been held for less than one year.

Non-Exercise Of Rights

The income tax treatment applicable to holders of rights who fail to exercise or transfer their rights prior to the Expiration Date also is set forth in Section 1234 of the Code. Holders of rights who allow their rights to lapse are deemed under the Code to have sold their rights on the date on which the rights expire. Since upon such lapse no consideration will be received by a holder of rights, and since the rights will have been held for less than one year, a short-term capital loss equal to the tax basis (if any) in the rights will be sustained by the holder on such lapse, provided that common stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him.

                                DIVIDEND POLICY

We do not anticipate paying dividends to our stockholders at any time in the foreseeable future. We intend to retain earnings, if any, for reinvestment in the business and growth of the company's operations.

                                CAPITALIZATION

The following table sets forth the total capitalization of the Company as of March 31, 2001, actual, proforma and as adjusted. The proforma information is presented to reflect our issuance of Class A and Class B Preferred Stock in June 2001. The as adjusted information is presented to reflect the following:

 .  the sale by Group in this Rights Offering of 1,100,000 shares;
 . the sale by us in this Rights Offering of 100,000 shares; and . the sale by us prior to this Rights Offering of:
   . 50,000 common shares purchased by an investor for $5.00 per share which was paid for in the form of 125,000 of its freely tradable common shares; and
   . 50,000 common shares purchased by the management team contemporaneously with the commencement of this Rights Offering at $5.00 per share.

                                                                    Actual          Pro Forma        As Adjusted
                                                                ------------     -------------     -------------
     Long term debt                                             $         --     $         --      $         --
                                                                ------------     -------------     -------------

     Stockholder's equity:
     Preferred Stock:
      Class A,  $0.01 par value, 1,500 shares authorized,
       no shares and 1,500 shares issued and outstanding at
       March 31, 2001, pro forma and as adjusted,
       respectively                                                       --                 0                 0
      Class B,  $0.01 par value, 3,750 shares authorized,
       no shares and 3,750 shares issued and outstanding at
       March 31, 2001, pro forma and as adjusted,
       respectively                                                       --                 0                 0
     Common Stock: $0.01 par value, 20,000,000 shares
        authorized, 1,100,000 shares, 1,100,000 shares and
        1,300,000 shares issued and outstanding at March 31,
        2001, pro forma and as adjusted, respectively                     11                11                13
     Additional paid in capital                                        6,132             6,132             7,132
     Retained earnings (deficit)                                      (1,036)           (1,036)           (1,036)
                                                                ------------     -------------     -------------
          Total stockholder's equity                                   5,107             5,107             6,107
                                                                ------------     -------------     -------------
          Total Capitalization                                  $      5,107     $       5,107     $       6,107
                                                                ============     =============     =============

                              SELLING SHAREHOLDER

The following table sets forth certain information regarding beneficial ownership of our common stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby by us and Group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock.

      Name of Selling           Number of Shares Beneficially       Number of Shares     Shares Beneficially Owned
      ---------------
      Security Holder            Owned Prior to Offering (1)         Offered Hereby          After Offering (2)
      ---------------            ---------------------------         --------------          ------------------
The Netplex Group, Inc. (3)               1,100,000                     1,100,000                    0

(1) Unless otherwise indicated in this section of the prospectus, the selling shareholder has sole voting power and investment power with respect to all shares listed as owned by such selling shareholder.
(2) Assumes that the Group, the selling shareholder sells all of the shares offered in this offering.
(3) The Netplex Group, Inc., a New York corporation is not a registered broker-dealer.

                            SELECTED FINANCIAL DATA

We present below selected financial data for our company. The summary historical data set forth below for the years ended December 31, 2000, 1999 and 1998 have been derived from our audited financial statements that are included elsewhere in this prospectus. Our operations prior to 1998 were negligible and are therefore not presented. The following selected consolidated financial data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus.

                                                                                                            Unaudited
                                                                                                          3 months ended
                                                                  Year ended December 31                     March 31,
                                                         ---------------------------------------     -------------------------
                                                            2000           1999          1998           2001           2000
                                                         ----------     ----------     ---------     ----------     ----------
                                                                      (amounts in thousands, except per share data)
Revenues:
  Services - unaffiliated customers                      $   14,859     $   14,801     $   6,147     $    3,578     $    3,226
  Services - related party                                    1,442            920            --             --            497
  Products                                                   11,013         15,289         2,616          3,595          3,299
                                                         ----------     ----------     ---------     ----------     ----------
                                                             27,314         31,010         8,763          7,173          7,022
                                                         ----------     ----------     ---------     ----------     ----------
Cost of revenues:
  Services                                                    8,848          8,244         3,013          1,708          2,420
  Products                                                    8,304         12,156         2,217          2,716          2,094
                                                         ----------     ----------     ---------     ----------     ----------
                                                             17,152         20,400         5,230          4,424          4,514
                                                         ----------     ----------     ---------     ----------     ----------
Gross profit:
  Services                                                    7,453          7,477         3,134          1,870          1,303
  Products                                                    2,709          3,133           399            879          1,205
                                                         ----------     ----------     ---------     ----------     ----------
                                                             10,162         10,610         3,533          2,749          2,508

Selling, general and administrative                           9,030          6,405         1,857          1,991          2,427
Acquired in-process technology                                   --             --           250             --             --
Corporate expense allocation from parent                      1,913          1,378           268            525            485
                                                         ----------     ----------     ---------     ----------     ----------
EBITDA                                                         (781)         2,827         1,158            233           (404)

Depreciation and amortization                                 1,635          1,240           384            431            397
Interest expense                                                282            390            60             51             72
                                                         ----------     ----------     ---------     ----------     ----------
Income (loss) from operations before income taxes            (2,698)         1,197           714           (249)          (873)
Income tax benefit (provision)                                  796           (510)         (286)             0            258
                                                         ----------     ----------     ---------     ----------     ----------
Net income (loss)                                        $   (1,902)    $      687     $     428     $     (249)    $     (615)
                                                         ==========     ==========     =========     ==========     ==========


Basic and diluted earnings (loss) per common share       $    (1.73)    $     0.62     $    0.39     $    (0.23)    $    (0.56)
                                                         ==========     ==========     =========     ==========     ==========
Weighted average common shares
 outstanding, basic and diluted                               1,100          1,100         1,100          1,100          1,100
                                                         ==========     ==========     =========     ==========     ==========
At year-end
  Total assets                                           $   10,734     $   13,413     $   9,066     $    9,837     $   12,637
                                                         ==========     ==========     =========     ==========     ==========
  Stockholders' equity                                   $    5,351     $    6,640     $   4,765     $    5,107     $    7,381
                                                         ==========     ==========     =========     ==========     ==========

The Company's operations prior to 1998 were immaterial and are therefore not presented.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Forward-Looking Statements."

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

Revenue for the three month period ended March 31, 2001, increased $0.2 million or 2.2% to $7.2 million, compared to $7.0 million for the three month period ended March 31, 2000. Services revenue decreased $0.1 million or 3.9% from the same period in 2000. Services to unaffiliated clients increased by $0.4 million which was offset by a $0.5 million decease in web development services provided to another subsidiary of Group, Contractor Resources. Product revenue increased $0.3 million or 9.0%.

Gross profit for the three month period ended March 31, 2001 increased $0.2 million or 9.6% to $2.7 million, compared to $2.5 million for the same period in 2000. Services gross profit for the three month period ended March 31, 2001 increased $0.6 million or 43.5% to $1.9 million compared to $1.3 million for the same period in 2000. Products gross profit for the three month period ended March 31, 2001 decreased $0.3 million or 27.1% to $0.9 million, compared to $1.2 million for the same period in 2000.

Gross profit margins increased to 38.3% for the three month period ended March 31, 2001 compared to 35.7% for the same period in 2000. Services gross profit margins for the three month period ended March 31, 2001 increased to 52.3% compared to 35.0% in the same period in 2000. This increase reflects the Company's program to realign the number of technical staff to forecasted revenue that commenced in the third quarter of 2000. Products gross profit margin decreased to 24.5% from 36.5% in the same period of 2000. This decrease is primarily attributed to the Company making $2.2 million sales to clients through third party leasing companies in 2000 whereby the Company did not take the risk of loss and thereby recorded the transaction at its net margin on the sale in the amount of $0.6 million.

Selling, general and administrative expenses for the three month period ended March 31, 2001 decreased $0.4 million or 18.0% to $2.0 million from $2.4 million for the same period of 2000. This decrease was primarily attributable to the Company consolidated and streamlined its sales and administrative operations in the third quarter of 2000.

Corporate expense allocation from Group for the three month period ended March 31, 2001 remained relatively unchanged from the same period in 2000 at approximately $0.5 million.

Earnings before interest, income taxes, depreciation and amortization ("EBITDA") for the three month period ended March 31, 2001 was $0.2 million as compared to a loss of $0.4 for the same period of 2000, an increase in EBITDA of $0.6 million or 157.7%. The components of this increase are discussed above.

Depreciation, amortization and interest expense for the three month period ended March 31, 2001 remained relatively unchanged from the same period in 2000.

Income tax benefit for the three month periods ended March 31, 2001 and 2000 were approximately $0 and $258,000, respectively, due to the generation of net losses which offset income tax provisions from previous years.

Net loss for the three month period ended March 31, 2001 was $0.2 million compared to $0.6 million in the same period of 2000, a decrease in net loss of $0.4 million. The components of this decrease are discussed above.

2000 Compared to 1999

Revenue for the year ended December 31, 2000, decreased $3.7 million or 11.9% to $27.3 million, compared to $31.0 million for the year ended December 31, 1999. Services revenue increased $0.5 million or 3.7% from the same period in 1999 resulting primarily from an increase in web development services provided to another subsidiary of Group, Contractor Resources. Product revenue decreased $4.3 million or 28.0%. This decrease resulted from the Company closing a large product sale to one client in the amount of $4.0 million in 1999 that was not repeated in 2000. In addition in the year 2000, the Company's made $2.2 million sales to clients through third party leasing companies whereby the Company did not take the risk of loss and thereby recorded the transaction at its net margin on the sale in the amount of $0.6 million.

Gross profit for the year ended December 31, 2000 decreased $0.4 million or 4.2% to $10.2 million, compared to $10.6 million for the same period in 1999. Services gross profit for the year ended December 31, 2000 remained unchanged from the same period in 1999 while Products gross profit for the year ended December 31, 2000 decreased $0.4 million or 13.5% to $2.7 million, compared to $3.1 million for the same period in 1999.

Overall, gross profit margins increased to 37.2% for the year ended December 31, 2000 compared to 34.2% for the same period in 1999. Services gross profit margins for the year ended December 31, 2000 decreased to 45.7% compared to 47.6% in the same period in 1999. In the third quarter of 1999, the Company began to expand its technical staff to address anticipated growth associated with the e-commerce market. The Company utilized the newly hired technical staff to create proposals and develop libraries of reusable solutions. Consequently, the service margins decreased. In the third quarter of 2000, the Company began a program to realign the levels of its technical staff with its forecasted revenue. As a result of this program the Company reduced its technical staff by 25 positions with base salaries of approximately $1.7 million. Therefore, the Company expects the services gross margin to increase in 2001, however, an increase can not be assured. Products gross profit margin increased to 24.6% from 20.5% in the same period of 1999. This increase is primarily attributed to the Company making $2.2 million sales to clients through third party leasing companies in 2000 whereby the Company did not take the risk of loss and thereby recorded the transaction at its net margin on the sale in the amount of $0.6 million.

Selling, general and administrative expenses for the year ended December 31, 2000 increased $2.6 million or 41.0% to $9.0 million from $6.4 million for the same period of 1999. This increase was primarily attributable to the Company hiring additional sales and administrative staff to accommodate anticipated growth in the business. In the third quarter of 2000, the Company consolidated and streamlined its sales and administrative operations by reducing 12 sales and administrative staff positions with salaries of approximately $0.7 million.

Corporate expense allocation from Group for the year ended December 31, 2000 increased $0.5 million or 38.8% to $1.9 million from $1.4 million in the same period of 1999. This increase reflects higher actual expenses applicable to the Company from its Parent.

Earnings before interest, income taxes, depreciation and amortization ("EBITDA") for the year ended December 31, 2000 was a loss of $0.8 million as compared to earnings of $2.8 million for the same period of 1999, a decline in EBITDA of $3.6 million or 127.6%. The components of this decrease are discussed above.

Depreciation, amortization and interest expense for the year ended December 31, 2000 decreased $0.1 million or 27.7% to $0.3 million from $0.4 million in the same period of 1999. This decrease reflects decreased average borrowings under the Company's line of credit facility during the year ended December 31, 2000.

Income tax benefit for the year ended December 31, 2000 was $0.8 million due to the generation of net losses, which offset income tax provisions from previous years. A provision for income taxes of $0.5 million was required for the year ended December 31, 1999 resulting from the combination of the net operating loss and permanent differences. Any residual unused tax benefits associated with net operating losses have been fully reserved for by a valuation allowance.

Net loss for the year ended December 31, 2000 was $1.9 million compared to a net income of $0.7 million in the same period of 1999, a decrease of $2.6 million. The components of this decrease are discussed above.

1999 Compared to 1998

Revenue for the year ended December 31, 1999 was $31.0 million, an increase of $22.2 million or 253.9% from $8.8 million for the year ended December 31, 1998. This increase includes a $9.6 million or 155.8% increase in Services revenue and a $12.7 million or 484.4% increase in Products revenues. The growth in both Services and Products revenue was primarily attributable to the consolidation of a full year of revenue from acquisitions, which occurred in the second half of 1998.

Gross Profit for the year ended December 31, 1999, increased $7.1 million or 200.3% to $10.6 million as compared to $3.5 million for 1998. This increase includes an increased services gross profit of $4.3 million or 138.6% and an increase in products gross profit of $2.7 million or 685.2%. The increase in the gross profit resulted from a full year of operations of acquired entities.

Selling, general and administrative expenses for the year ended December 31, 1999, increased $4.3 million or 204.0% to $6.4 million from $2.1 million for the same period in 1998. The increase in operating expenses is primarily due to the additional infrastructure expenses associated with the acquired organizations.

Corporate expense allocation from Group for the year ended December 31, 1999, increased $1.1 million or 414.2% to $1.4 million from $0.3 million in the same period of 1998. This increase reflects an additional investment in corporate development capability and infrastructure to support the growth of operations.

Earnings before interest, income taxes, depreciation, and amortization ("EBITDA") for the year ended December 31, 1999 was a $2.8 million as compared to $1.2 million for the same period of 1998, an increase in EBITDA of $1.6 million or 144.1%. The components of this increase are discussed above. Depreciation, amortization, and interest expense for the year ended December 31, 1999, increased $0.9 million to $1.2 million from $0.4 million for the same period of 1998. This increase is principally due to additional amortization and depreciation from acquisitions and increased borrowings under the Company's line of credit facility to support growth during the year ended December 31, 1999.

Income tax provision for the year ended December 31, 1999 increased $0.2 million or 78.3% to $0.5 million from $0.3 million in the same period of 1998 due to the decrease in net income.

The net income in 1999 was $0.7 million compared to a net income of $0.4 million in the same period of 1998. The components of this decrease are discussed above.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, the Company had cash and cash equivalents of approximately $5,000. For the year ended December 31, 2000, the Company's cash remained relatively unchanged. As a subsidiary of Group, the Company's working capital requirements have been met by internally generated cash flows from operations, borrowings on the line of credit facility of the Company and its Parent, and cash provided by Group from various sources in the capital markets. In as much as the proposed rights offering will not generate substantial proceeds for use in meeting the Companies working capital needs going forward, the Company may be dependent upon internally generated cashflows, borrowings on its line of credit facility and cash generated from other capital transactions to fund its operations. No assurances can be given that the Company will be able to raise additional capital necessary. Management's plans for generating sufficient internal cash flows include closely managing headcount and utilization of billable professional staff, focused business development and sales efforts which capitalize on the vertical industry expertise of the Company and its capabilities, and managing administrative expenses. Management believes that the cash flows the Company will generate internally as well as borrowings on its credit facility will be sufficient to meet its working capital requirements.

Future Plans

The Company believes that based on its current operating plan, cash generated from operating activities, borrowings on its line of credit facility coupled with its recent equity infusions will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity needs, the Company may seek to increase its line of credit, sell convertible debt or equity securities. However, no assurances can be given that any such additional financing sources will be available on acceptable terms or at all. The sale of additional convertible debt or equity securities could result in dilution to the Company's stockholders. The Company has no current plans, agreements, and commitments and is not engaged in any negotiations with respect to such transactions, except with Group. The proceeds of these equity sales have been used to finance acquisitions and to provide additional working capital.

Sensitivity to Interest Rate Fluctuations

The Company does not believe that there is any material market risk exposure with respect to derivative or other financial instruments. The Company's carries variable rate debt under its line of credit with an interest rate that approximates the market rate.


                                   BUSINESS

Based in Reston, Virginia, Netplex Systems, Inc. (sometimes referred to as "us" or the "Company") develops and integrates business systems and technology solutions by seeking to leverage our specialized industry expertise in the Retail/Supply Chain and Healthcare industries. Through our services, we seek to balance the most appropriate traditional processes and emerging technologies to help clients achieve improved business efficiencies and/or introduce new revenue streams.

Overview

We draw upon industry expertise to provide strategy, design, and implementation services intended to deliver superior business systems solutions. We seek to build ongoing business value for clients by determining the most effective balance of traditional and emerging business strategies, technologies, and information security practices. By leveraging our industry specializations, our services seek to help clients strengthen client loyalty, enhance operations, and achieve a sustainable competitive advantage.

We consider our industry specializations to be critical to our business. We attempt to thoroughly understand the business dynamics and technology trends of our targeted industries. In doing so, we seek to understand the business problems faced by companies within these industries. We believe that establishing this understanding helps us deliver business systems solutions that serve our clients' unique strategic, technological, and information security needs.

Our primary vertical specialization is the Retail/Supply Chain (Retail) industry, where we specialize in end-to-end systems solutions designed to improve clients' operational efficiencies and/or pursue new revenue opportunities. We and our predecessor companies we have acquired have served businesses throughout the Retail market with professional systems services since 1985. Generally, our clients comprise regional or national chains of 100 or more stores and with revenues between $300 million and $4 billion. We believe that we have achieved a noteworthy and respected reputation in the Retail industry and that our history of successful projects helps give us a competitive advantage over many larger national consulting companies.

We seek to maximize the capabilities of our industry specializations with service disciplines, which we believe to be applicable to multiple industry specializations. (Our service disciplines are discussed in the "Description of Our Services" section later in this document.) While our Retail industry specialization remains our most prominent, we believe that, as we choose to expand, we have planned our service disciplines so that they will effectively serve other vertical industries.

Market Opportunity

Our market opportunity originates from the need for business strategies and solutions that help organizations most efficiently improve their internal operations and/or competitive advantage.

We believe that there exists a growing trend toward professional services designed to build or augment business systems through emerging technologies. Many of our clients have become participants in this trend by implementing business strategies that combine traditional technologies and practices with those made possible by the Internet. We believe that the vast majority of our business systems services in 2001 and beyond will include a combination of traditional and Web-based systems.

We further believe that businesses wishing to implement Internet-integrated business systems strategies often require skill sets and capacity that extend beyond their internal executive, marketing, and Information Systems (IS) staffs. As a result, several of our clients have selected us to provide business systems consulting services intended to help them develop business strategies and/or build the systems that most efficiently position them for ongoing competitive advantage.

Description of Services

Our business systems solutions capabilities fall into three primary "service disciplines." These are:

  . Strategy, through which we seek to leverage our industry knowledge to guide clients toward the most effective use of business practices and systems;

  . Technology, through which we seek to develop, integrate, and implement appropriate information systems;
  . Security, through which we seek to maximize the integrity and minimize the potential threats to clients' information architecture.

We believe that our service disciplines provide the appropriate breadth and quality of services that will accommodate, on a single-source basis, the vast majority technology-related projects within our targeted industries.

Service Discipline: Strategy. The services of our Strategy discipline seek to help clients determine the best ways to use technology to maximize their long-term business viability and establish ongoing competitive advantage. Working collaboratively with our clients' executive management, we leverage our industry and technology experience to evaluate new or modified opportunities for building revenues or improving operational efficiencies. The services of our Strategy discipline also seek to help clients define or revise business models designed to take advantage of these opportunities. This discipline also offers the ability to develop the execution plan for bringing the new business models to reality.

Service Discipline: Technology. The services of our Technology discipline seek to design and develop appropriate business systems based either on the plans defined by our Strategy discipline or requirements established elsewhere. This group also commonly integrates newly developed systems with clients' existing ("legacy") systems in an effort to promote the delivery of reliable business systems at a reasonable cost. Further, our Technology discipline seeks to create and/or integrate e-commerce capabilities to clients' Web applications. The services of our Technology discipline also include a formal Client Support Network, through which we closely monitor clients' systems and attempt to resolve system problems as quickly as possible.

Service Discipline: Security. The services of our Security discipline seek to ensure the integrity of clients' information systems and minimize the threat of losing information due to "hacking," theft, or natural disasters. Our Security services include information security strategy solutions, from which we commonly perform vulnerability analyses, test client systems' penetrability, and develop security architectures. In addition, we provide business contingency and continuity planning services, which are intended to help clients recover quickly from unexpected catastrophic events. We have provided these services both as stand-alone services and as part of projects originating from other Company disciplines. In 2000, we leveraged our Security discipline within the Healthcare industry by working with hospitals and other health-related organizations to position them for compliance with the security standards defined in the upcoming "Health Insurance Portability and Accountability Act" (HIPAA). We intend to continue to provide HIPAA-related security services in the future.

Competition

Despite the significant difficulties many technology services companies experienced during 2000, we remain in a very competitive market. We believe that the most successful participants in this market no longer rely on serving "dot-com" companies to attain revenue growth. Instead, we believe that most have realigned their marketing direction toward Fortune 1000 companies or established players within specific vertical markets. We established an industry-centric marketing strategy in 1999 and our revenue from dot-com companies represented less than 10% of our 2000 revenue.

Our competition falls into three general categories, described below. In all cases, many of our competitors have greater resources, greater expertise, or have better access to capital than us. Competitive categories include:

Industry-Specific Solutions Integrators. These companies have expertise in and build solutions exclusively for specific vertical industries. We believe that these companies, like us, attempt to distinguish themselves by concentrating on a single or relatively few markets, thereby better enabling themselves to compete with larger and more well-funded consulting companies. Industry-specific solutions integrators include First Consulting Group, LakeWest Group and several smaller companies.

"Big 5" Consulting Firms. Many of the "Big 5" consulting firms (such as Deloitte & Touche, KPMG, and Accenture) feature industry-concentrated practices and offer strategic and technological solutions similar to ours. As a result, we frequently compete against these firms when bidding on projects, especially when the project in question deals with individual services from within our service disciplines.

Large Systems Integrators. Several prominent companies represent a competitive threat to our business in the areas of systems integration and solution implementation. In some cases, these competitors' integration services complement their hardware and software development efforts, which we believe gives them the appearance of significant expertise in the perception of some potential clients. However, we believe that our experience integrating these vendors' systems positions us to compete favorably. Examples of large systems integrators include EDS, Hewlett-Packard, and IBM.

Differentiators

We believe that our business has two primary competitive differentiators from its competitors:

Industry Focus: As previously mentioned, we attempt to understand the business dynamics and technology trends of specific vertical industries. As part of our fundamental business strategy, we have established formal practice areas dedicated to serving the unique needs of specific industries. As of today, our largest vertical industry practice is in the Retail industry. We employ approximately 60 full-time billable professionals dedicated to creating retail-specific solutions and our employees have amassed a cumulative 1,000 person-years of retail technology and strategy experience.

Single-Source Systems Solutions: We attempt to compete with other companies in our market by providing single-source solutions and developing relationships with clients who seek a provider that can balance multiple strategic and technical disciplines in developing or enhancing business systems. Our single-source end solutions seek to cover clients' business requirements "two dimensionally": from beginning to end and from front to back. We seek to provide beginning to end services that guide clients from the strategic conception of their business initiatives through application development, deployment, and security assurance. Simultaneously, we seek to serve clients' systems initiatives from front to back; that is, our services are intended to integrate front-end application design with back-end databases and legacy systems, creating a reliable, secure, and high-performing infrastructure.

Clients

Our client base includes Fortune 1000 and middle-market firms from various industries. Because we concentrate on, and market our services primarily to, specific industries, the vast majority of our clients fall within the retail and healthcare industries.

Our major retail clients include or have included:

     American Eagle Outfitters                    Hoover
     Academy Sports and Outdoors                  King Pharmaceuticals
     ALDI                                         Liverpool Group
     Baker Shoes                                  Macy's
     Brinker International                        The Museum Company
     Cabela's                                     The Nature Company
     Chanel                                       Neiman Marcus
     The Christmas Tree Shops                     Phillips-Van Heusen
     Dick's Sporting Goods                        SAKS
     Duckwall-ALCO                                Sport Chalet
     Gart Bros. Sporting Goods                    Trans World Entertainment
     Hancock Fabrics                              Value City Dept. Stores
     Virgin Entertainment Group

Our major healthcare clients include or have included:

     Alegent Health                               Fauquier Hospital
     American Health Corp.                        Innovex
     Baystate Health                              INOVA
     Blue Cross/Blue Shield of Florida            Quintiles

Major clients from other industries include or have included:

     AOL Time Warner                              Oregon State Lottery
     King Pharmaceuticals                         The U.S. Securities & Exchange
                                                  Commission
     A major U.S. Stock Exchange                  TeleCorp
     Oklahoma Christian Univ.                     TRW

We derived, and believe that we will continue to derive, a significant portion of our revenue from a large number of clients. We recognized revenue from one unaffiliated client constituting 10.7% of revenue 1999. We had no single unaffiliated client that constituted 10% or more of revenue in 1998 or 2000, or the first quarter of 2001.

Growth Strategy

Each of the following growth initiatives requires ample working capital. No assurance can be given that our strategy will be successful.

  . Sustain Growth in Systems Solutions Business. In 2001, we have undertaken several initiatives that are designed to bring exposure to our company and help us promote revenue growth. We have made investments in publicizing our services, strengths, and position in the market through coordinated marketing and public relations initiatives, and we intend to continue to do so during 2001 and beyond. We are also planning to grow our sales staff and our team of billable professionals to accommodate revenue growth.

  . Develop New Industry Specializations. We also intend to roll out new industry specializations. We believe that the growth of our Retail and Healthcare specializations stems from our knowledge and experience in these markets. We believe that our industry understanding will enable us to create client solutions that are aligned to the demands of this industry. Consequently, we believe that we must build a core industry competency, either organically or through acquisition, before we formalize any new industry-focused practice

Seasonal Considerations

We are generally not affected by seasonal changes except that only limited services are furnished to Retail clients during the period from the end of November to the end of January.

Backlog

The backlog of our project-based business was approximately $3,700,000 as of June 15, 2001.

Strategic Relationships

We continue to develop strategic relationships with companies or organizations whose services we believe complement ours. We believe that such partnerships play an important role in our strategy of being a single-source business systems provider. As technologies evolve, our ability to deliver advanced business systems solutions may depend on our ability to secure and maintain alliances with leading technology manufacturers.

Presently, our most significant business partnerships are with Hewlett-Packard and IBM. We hold several levels of partnership with Hewlett-Packard, including "Best In Class Partner" for HP Unix products, "Premier Partner" for Intel products, and other partnership levels for HP 3000 products, HP OpenView products, and others. We are an IBM Premier Software Partner and Advanced Systems Partner.

Intellectual Property

We do not hold any patents or registered trademarks.

Employees

As of June 15, 2001 we had approximately 90 full-time employees. We believe that our relations with our employees are good.

Properties

We lease approximately 15,000 square feet of space in Reston, Virginia, which is the location of our corporate office. We also lease office space in Charlotte, North Carolina and Edmond, Oklahoma which serve as operating offices of our business. These leases expire on various dates from December 2000 to May 2004.

We believe that the space in our existing facilities is adequate for the foreseeable future to support the growth of our existing operations in the geographic areas in which we currently operate. We expect to expand our operations into new geographic regions in the future and will need to lease additional branch offices to support operations in those regions.

Legal Proceedings

From time to time, we are subject to litigation in the ordinary course of business. The Company is not currently involved in any litigation or proceedings, which if decided against the Company would have a material adverse affect, either individually or in the aggregate.

The principal risks that we insure against are workers' compensation, personal injury, property damage, general liability, and fidelity losses. We maintain insurance in amounts and with coverages and deductibles that management believes are reasonable and prudent.

                                  MANAGEMENT

Executive Officers, Directors and Key Employees

The following table lists the names and ages of all of our executive officers and directors and the positions and offices held by each individual:

     Name                 Age       Title
     ----                 ---       -----

     Gene Zaino            44       Chairman and Director

     Robert Barcum         52       President and Director

     Peter Russo           55       Chief Financial Officer and Treasurer

     Steven L. Hanau       56       Director

Gene Zaino has been a director of this Company since August 1995 and became our Chairman in June, 2001. Until becoming Chairman, Mr. Zaino functioned in the capacity of President. Mr. Zaino started his career at KPMG LLP in 1980. He was a founding principal of a subsidiary of Evernet Systems, Inc., which was acquired by Control Data Systems, Inc. in 1993. In January 1994, Mr. Zaino developed the business plan that led to the formation of Group. Mr. Zaino is a graduate of the University of Pennsylvania's Wharton School of Business and is a
Certified Public Accountant.   Mr. Zaino is also Chairman, President and Chief
Executive Officer of Group.

Robert Barcum joined The Netplex Group, Inc. in 1998 when The Netplex Group acquired Applied Intelligence Group (AIG). He served as Netplex's Executive Vice President for 18 months and rejoined as President in 2001. Mr. Barcum began his 30-year career in Management Information Systems for retail organizations. For 17 years, he served as Senior Director of the Information Systems Division of TG&Y Stores. In 1985, Mr. Barcum co-founded Applied Intelligence Group in Edmond, Oklahoma. Specializing in client relationship management, marketing, and business planning, Mr. Barcum was instrumental in Applied Intelligence Group becoming a leading provider of sophisticated business solutions and services targeted specifically at the retail and distribution industries. Mr. Barcum served as Chairman of the Board for The viaLink Company and, for more than 10 years, as a member of the Board of Directors for Duckwall-Alco. He currently serves as a member of the Board of Directors for

Commercial Distributing, Inc., as well as a member of the Board of Governors and of the Advisory Board for the Business College of Oklahoma Christian University.

Peter Russo joined Group in January, 2000 as became our Chief Financial Officer in June, 2001. Mr. Russo was the Executive Vice President and Chief Financial Officer for Template Software from May 1999 to January 2000, Senior Vice President and Chief Financial Officer at Computer People, Inc. from April 1997 to May 1999, Senior Vice President and Chief Financial and Administrative Officer at TRC Companies, Inc. from June 1993 to April 1997 and Treasurer and Controller at Gerber Scientific, Inc. from May 1990 to June 1993. Prior to that, Mr. Russo spent 11 years with a predecessor to PricewaterhouseCoopers, from 1969 to 1980, the last four years as Senior Audit Manager. Mr. Russo holds a bachelor's degree in accounting from Niagara University and is a Certified Public Accountant. Mr. Russo is also Chief Financial Officer of Group.

Steven Hanau became a director of Netplex in July 1998. Mr. Hanau has served as President of Enterprise Services at Wang Global since August 1996. Prior to 1996, Mr. Hanau spent eight years at I-NET, becoming its President of Enterprise Services until Wang Global acquired I-NET. Mr. Hanau spent twenty two years in the U.S. Army, holding high level positions with the Army Chief of Staff and the Office of the Secretary of Defense. Mr. Hanau holds a degree from the United States Military Academy and earned advanced degrees in operations research from Stanford University and in business administration from Long Island University.

Our Certificate of Incorporation currently authorizes five directors to be divided into three classes, with each class serving a staggered three-year term. Any additional directorships resulting from an increase in the number of directors are to be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.

We anticipate recruiting two additional outside members for our board of directors.

Compensation of Directors and Executive Officers

Our Board of Directors are not paid to attend meetings, but receive reimbursement of their expenses. Each member receives the grant of a stock options to purchase _____ shares of our common stock when he or she is first elected to the Board. Such options awarded to directors are granted under a stock option plan established for the directors.

Summary Compensation Table

The following table sets forth, for the fiscal years indicated, all compensation the Company paid to Gene Zaino, Chief Executive Officer, Robert Barcum, President and Peter J. Russo, Chief Financial Officer. The Company had no other executive officers, whose salary and bonus exceeded $100,000 for the year ended December 31, 2000.

    -------------------------------------------------------------------------------------------------------
                                                                            Long-Term
                                                                          Compensation
                                            Annual Compensation              Awards
    -------------------------------------------------------------------------------------------------------
                                                                           Securities
                                                                           Underlying         All Other
        Name and Principal Position       Fiscal Year     Salary($)          Options         Compensation
    -------------------------------------------------------------------------------------------------------
      Gene Zaino, Chairman, CEO and
        President (1)                        2000          $74,250             --               $3,818
    -------------------------------------------------------------------------------------------------------
                                             1999          $49,659             --               $3,250
    -------------------------------------------------------------------------------------------------------
                                             1998          $15,482             --               $1,650
    -------------------------------------------------------------------------------------------------------
      Robert Barcum (2)                      2000               --             --                   --
    -------------------------------------------------------------------------------------------------------
      Peter J. Russo, Senior Vice-
      President and CFO (3)                  2000          $49,197             --                1,259
    -------------------------------------------------------------------------------------------------------

(1) Mr. Zaino is employed under an employment agreement with Group through June 2002 pursuant to which he is currently paid a base salary of $275,000 per annum. Mr. Zaino's compensation is allocated to Netplex Systems, Inc. as part of a corporate allocation. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively.

(2) Mr. Barcum is employed under an at will employment agreement with us pursuant to which he is currently paid a base salary of $150,000 per annum.

(3) Mr. Russo is employed under an employment agreement with Group through January 3, 2002 pursuant to which he is currently paid a base salary of $200,000 per annum. Mr. Russo `s compensation is allocated to Netplex Systems as part of a corporate allocation. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively.

Aggregated Option Exercises and Fiscal Year-end Option Values

    --------------------------------------------------------------------------------------------------------------
                       Shares                      Number of Securities Under-lying       Value of Unexercised
                    Acquired on        Value            Unexercised Options at          In-The-Money Options at
                    Exercise (#)   Realized ($)          ____________, 2001               _____________, 2001
    --------------------------------------------------------------------------------------------------------------
    Name                                             Exercisable     Unexercisable    Exercisable   Unexercisable
    --------------------------------------------------------------------------------------------------------------
    Gene Zaino                --              --              --           250,000             --              --
    --------------------------------------------------------------------------------------------------------------
    Robert Barcum             --              --              --           100,000             --              --
    --------------------------------------------------------------------------------------------------------------
    Peter J. Russo            --              --              --           130,000             --              --
    --------------------------------------------------------------------------------------------------------------

Employment and Related Agreements

Our President, Robert Barcum is employed under an at will employment agreement with us pursuant to which he is currently paid a base salary of $150,000 per annum plus an annual bonus granted at the sole discretion of the our Board of Directors, based upon our financial and operating performance. In addition, pursuant to his employment agreement, Mr. Barcum is entitled to receive 12 months base pay upon change of control.

Gene Zaino is employed under an employment agreement with Group through June 2002 pursuant to which he is currently paid a base salary of $275,000 per annum plus an annual bonus granted at the sole discretion of the Board of Directors of Group, based upon the financial and operating performance of Group, which shall not exceed 60% of base salary. Group charges us for a portion of Mr. Zaino's compensation as part of a corporate allocation. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively.

Peter Russo is employed under an employment agreement with Group through January 3, 2002 pursuant to which he is currently paid a base salary of $200,000 per annum. Mr. Russo is also entitled to receive an annual bonus based on the financial and operating performance of Group. In addition, pursuant to his employment agreement, Mr. Russo is entitled to receive 12 months base pay upon change of control. Group charges us for a portion of Mr. Zaino's compensation as part of a corporate allocation. The compensation reflects the corporate allocation percentage of 27%, 25%, and 11% for years ended December 31, 2000, 1999 and 1998, respectively.

Compensation Committee Interlocks and Insider Participation

It is anticipated that upon recruiting two outside directors, we will establish a Compensation Committee of the Board of Directors consisting of such outside directors. It is anticipated that no interlocking relationship will exist between any member of our Board of Directors or such Compensation Committee and any member of the board of directors or compensation committee of any other company.

                             CERTAIN TRANSACTIONS

The Company was allocated all incremental costs and certain indirect or common costs based upon the proportional value of all expenses incurred by Group. Allocated costs consisted of expenses related to executive management, financial and legal services, and other common administrative expenses. In addition, the accompanying financial statements reflect the Company's share of a bank line of credit and the related interest expense based upon its relative contribution to the underlying borrowing base. Management of the Company believes the allocated costs reasonably reflect the costs of the Company as if it were on a stand alone basis.

During the years ended 2000, 1999 and 1998, the Company performed software development services for another subsidiary of Group. Revenue generated from such services amounted to $1,442,000 and $920,000 in 2000 and 1999, respectively. Accounts receivable from this affiliate was $2,000 and $920,000 at December 31, 2000 and 1999, respectively.

                            PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning ownership of the Company's common stock, as of the date of this Prospectus, by each person known by the Company to be the beneficial owner of more than five percent of the common stock, each director, each nominee for Director, each executive officer, and by all directors and executive officers of the Company as a group.

---------------------------------------------------------------------------------------------------------
 Name of Beneficial Owner*                 Number of Shares of Common Stock Beneficially Owned (1)

---------------------------------------------------------------------------------------------------------
                                                Number                               Percent
                                                ------                               -------
---------------------------------------------------------------------------------------------------------
 The Netplex Group, Inc.                        1,200,000                             100%
---------------------------------------------------------------------------------------------------------
 Gene Zaino                                        0                                   **
---------------------------------------------------------------------------------------------------------
 Peter Russo                                       0                                   **
---------------------------------------------------------------------------------------------------------
 Steven Hanau                                      0                                   **
---------------------------------------------------------------------------------------------------------
 All directors and executive                       0                                   **
 officers as a group
---------------------------------------------------------------------------------------------------------

* All of the Named Beneficial Owners use 1800 Robert Fulton Drive, Second Floor, Reston, Virginia 20191 as a business address with respect to the matters provided herein.
** Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and, unless otherwise indicated, includes sole voting and investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the outstanding common stock beneficially owned by the person holding such options or warrants but are not deemed outstanding for computing the percentage beneficially owned by any other person. Based solely on a review of Schedules 13G and 13D that have been filed and delivered to the Company, the Company is not aware of any 5% beneficial holders of its common stock, other than the persons specified in the table above.

                           DESCRIPTION OF SECURITIES

As of the date of this Prospectus, our authorized capital stock consisted of:

     . 20,000,000 shares of common stock, par value $0.001 per share, of which

            .   1,200,000 shares were issued and outstanding; and

            . 1,500,000 shares were reserved for issuance pursuant to our stock option plans for directors, employees and consultants, 300,000 shares were reserved for issuance upon conversion of our Class A preferred stock, 625,000 shares were reserved for the issuance upon conversion of our Class B preferred stock; and

     .    5,250 shares of preferred stock, par value $.01 per share, of which:

            . 1,500 shares, designated as Class A preferred stock, were issued and outstanding.

            . 3,750 shares, designated as Class B preferred stock, were issued and outstanding.

The terms of the common stock, preferred stock and warrants are summarized below, and do not purport to be complete. Complete descriptions of their respective terms can be found in our Certificate of Incorporation and Bylaws, our 2001 Combination Stock Option Plan and our 2001 Director Stock Option Plan, all of which have been filed with the SEC and are incorporated into this prospectus by reference and are available for review upon request directed to us or by following the instructions provided under the heading "Where You Can Find Additional Information", below.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote. Subject to the rights of holders of any class or series of shares, including preferred shares, having a preference over the common stock as to dividends or upon liquidation, the holders of our common stock are also entitled to dividends as may be declared by our Board of Directors out of funds that are lawfully available, and are entitled upon liquidation to receive pro rata the assets that are available for distribution to holders of common stock. Holders of the common stock have no preemptive, subscription or conversion rights. The common stock is not subject to assessment and has no redemption provisions.

Class A Preferred Stock

     General. We have designated 1,500 shares of our preferred stock as Class A preferred stock of which 1,500 are issued and outstanding.

     Dividends. The Series A preferred stock yields a dividend of 10% per annum based on a $1,000 face value per share, which will accumulate (without penalty) if not paid. We have the option to pay the dividend in additional shares of our common stock valued at $6.00 per share.

     Liquidation Preference. The Class A preferred stock shall rank senior to all classes and series of our capital stock now or hereafter authorized, issued, or outstanding. In the event of any voluntary or involuntary liquidation, dissolution, winding up, or change in control of our Company, the holders of Class A preferred stock shall receive payment in full of the face value of the Class A Preferred stock plus any accrued and unpaid dividends thereon prior to any payment in respect of any other class of preferred or common stock.

     Voting Rights. The holders of Class A preferred stock are not entitled to vote on any matter except as required by law.

     Conversion. The holders of the Class A preferred stock have the right, after December 31, 2003, to convert each share of Class B preferred stock plus any accrued but unpaid dividends into shares of common stock. The number of shares into which each share of Class A preferred stock is convertible is equal to the face value of each share of Class A preferred stock, plus accrued unpaid dividends, divided by $5.00.

     Redemption at Our Option. We may redeem the Class A preferred stock upon written notice to any holder;

     Redemption at the Holder's Option. Upon certain Changes of Control, a holder of Class A preferred stock may require us to redeem their shares of Class B preferred stock at face value.

     Registration Rights. We have agreed to use our best efforts to register the common stock issuable upon conversion of, or payable as dividends upon, the Class A preferred stock as soon as practicable after the Company is qualified to use the Securities and Exchange Commission's registration statement on Form S-3.

Class B Preferred Stock

     General. We have designated 3,750 shares of our preferred stock as Class B preferred stock of which 3,750 are issued and outstanding.

     Dividends. The Class B preferred stock yields a dividend of 7% per annum based on a $1,000 face value per share, which will accumulate (without penalty) if not paid. We have the option to pay the dividend in additional shares of our common stock valued at $6.00 per share.

     Liquidation Preference. The Class B preferred stock shall rank senior to all classes and series of our capital stock now or hereafter authorized, issued, or outstanding and junior to Class A. In the event of any voluntary or involuntary liquidation, dissolution, winding up, or change in control of our Company, the holders of Class B preferred stock shall receive payment in full of the face value of the Class B Preferred stock plus any accrued and unpaid dividends thereon prior to any payment in respect of any other class of preferred or common stock, except the Class A Preferred Stock.

     Voting Rights. The holders of Class B preferred stock are not entitled to vote on any matter except as required by law.

     Conversion. Commencing upon the earlier of January 1, 2002, a sale of the Company or our redemption, the holders of the Class B preferred stock have the right, at any time, to convert each share of Class B preferred stock plus any accrued but unpaid dividends into shares of common stock. The number of shares into which each share of Class B preferred stock is convertible is equal to the face value of each share of Class B preferred stock, plus accrued unpaid dividends, divided by $6.00.

     Redemption at Our Option. We may redeem the Class B preferred stock upon five (5) days' advance written notice to any holder; provided, however, the holder may exercise its conversion rights during that five day period.

     Redemption at the Holder's Option. Upon certain Changes of Control, a holder of Class B preferred stock may require us to redeem their shares of Class B preferred stock at face value.

     Lock-up Provisions. No common stock issuable on conversion or payable as dividends on the Class B preferred stock may not be sold to the public until one year after the closing of this offering of shares of our common stock.

     Registration Rights. We have agreed to use our best efforts to register the common stock issuable upon conversion of, or payable as dividends upon, the Class B preferred stock as soon as practicable after the Company is qualified to use the Securities and Exchange Commission's registration statement on Form S-3.

                        SHARES ELIGIBLE FOR FUTURE SALE

Effective as of the closing of this offering, it is anticipated that we will have outstanding convertible preferred shares and options to acquire up to approximately 2,205,000 shares of our common stock at prices ranging from $5.00 to $6.00 per share, with a weighted average price per share of $5.28. Sales in the public market of the common stock acquired upon such conversions or exercises will place downward pressure on the prevailing market prices for our common stock. Moreover, because it is likely that these securities will be converted or exercised only if the price of our common stock is higher than the conversion or exercise price of those securities, the holders of these warrants, options and preferred stock will be able to profitably sell the common stock that they receive at prices that are less than the then-prevailing market price-thereby creating an "overhang" in the market that will likely restrain increases in the market price of our stock while such securities remain outstanding. Furthermore, as the demand (if any) for our common stock is being satisfied by the exercise and sale of such convertible securities, our ability to raise capital by selling new equity into the public markets will be constrained.

In an effort to limit the downward price pressure that such convertible securities can exert on the market price for our common stock, we have imposed agreements on each of the holders of our convertible securities that require them not to sell the common stock acquired upon exercise of their convertible securities for one year from the closing date of this offering. These agreements, however, provide no protection beyond that one year "lock-up" period, and it is likely that the downward pressure on the market price of our common stock will become apparent as of the first anniversary of the closing of this offering.

                                 LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain other matters has been passed upon for us by Gadsby Hannah LLP, Boston, Massachusetts.

                                  ACCOUNTING

Our consolidated financial statements and schedules thereto appearing in the Registration Statement, of which this prospectus is a part, have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report herein, and has been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, covering the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and exhibits.

The Registration Statement, together with future filings by us of annual, quarterly and current reports, proxy statements and other information with the SEC, are available for review and copying at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

            DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation allows us to indemnify to the fullest extent permitted under the Delaware Business Corporation Law our directors, officers, employees and agents. We may indemnify them only if we determine that their conduct did not violate the law. In addition, our Certificate of Incorporation eliminates the personal liability of directors to the Company and its shareholders for money damages if they breach their duty of care as directors.

The Delaware General Corporation Law also permits us to indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses of litigation, except when we bring the case against such director or officer, or if a case is brought by our shareholders against them on our behalf. We can indemnify a director or officer if he acted in good faith and for a purpose he reasonably believed to be in our Company's best interests. However, no indemnification is permitted in an action by our Company, or its shareholders on its behalf, against such director in connection with the settlement or other disposition of a threatened or pending action or in connection with any claim, issue or matter as to which a director or officer is liable to our Company, unless a court determines that our Company should pay a portion. In addition, the Delaware General Corporation Law provides that a director or officer shall be indemnified if he is successful in the litigation on the merits or otherwise.

Permitted indemnification as described above may only be made if it is authorized by our board of directors, in each specific case, based upon a determination that the applicable standard of conduct has been met or that indemnification is proper under the Delaware General Corporation Law. The board of directors can authorize indemnification, either acting as a quorum of disinterested directors or based upon an opinion by independent legal counsel, or if the shareholders decide that indemnification is proper because the applicable standard of conduct has been met. Upon application of the person seeking indemnification, a court may also award indemnification upon a determination that the standards outlined above have been met. We may also authorize the advancement of litigation expenses to a director or officer upon receipt of an undertaking by him to repay such expenses if it is ultimately determined that he is not entitled to be indemnified by us.

We have also agreed to indemnify our directors and executive officers pursuant to indemnification agreements. We will pay all expenses, losses, claims, damages and liability incurred by our directors or executive officers for or as a result of action taken or not taken while they were acting as directors, officers, employees or agents.

Although the indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons as discussed above, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                   Index to Consolidated Financial Statements

                                                                                Page
                                                                                ----
Report of Independent Certified Public Accountants...........................    F-2
Consolidated Balance Sheets as of March 31, 2000 and 2001 and
December 31, 2000 and 1999...................................................    F-4
Consolidated Statements of Operations for the three months ended March 31,
 2000 and 2001 and the years ended December 31, 2000, 1999 and 1998..............    F-5
Consolidated Statements of Stockholder's Equity for the years ended December
 31, 2000, 1999 and 1998.....................................................    F-6
Consolidated Statements of Cash Flows for the three months ended March 31,
 2000 and 2001 and the years ended December 31, 2000, 1999 and 1998..........    F-8
Notes to Consolidated Financial Statements...................................    F-9

              Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Netplex Systems, Inc.

We have audited the accompanying consolidated balance sheets of Netplex Systems, Inc. (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Netplex Systems, Inc. as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ Grant Thornton LLP

Vienna, Virginia
May 31, 2001 (except for note 14, as to which the date is June 29, 2001)

                             NETPLEX SYSTEMS, INC.
                          Consolidated Balance Sheets
                                (in thousands)

                           Assets                                   March 31, 2001         December 31,         December 31,
                                                                         2001                  2000                 1999
                                                                  -----------------      ---------------      ----------------
                                                                      (unaudited)
Current assets:
 Cash and cash equivalents                                       $                8      $             5      $              6
 Accounts receivable - unaffiliated customers, net of
  allowance for doubtful accounts of $342, $300 and
  $232, respectively                                                          4,480                4,619                 5,547
 Accounts receivable - related party                                             --                    2                   920
 Prepaid expenses and other current assets                                       56                  298                    74
                                                                  -----------------      ---------------      ----------------
     Total current assets                                                     4,544                4,924                 6,547

 Property and equipment, net                                                    842                  952                   935
 Goodwill and other acquired intangible assets, net                           3,974                4,381                 5,586
 Other assets                                                                   477                  477                   345
                                                                  -----------------      ---------------      ----------------
     Total assets                                                 $           9,837      $        10,734                13,413
                                                                  =================      ===============      ================

             Liabilities and Stockholder's Equity

Current liabilities:
 Line of credit                                                   $           1,498      $         1,649      $          3,356
 Accounts payable                                                             1,570                1,722                 2,058
 Accrued expenses and other current liabilities                               1,600                1,663                 1,304
 Deferred revenues                                                               62                  349                    55
                                                                  -----------------      ---------------      ----------------
     Total current liabilities                                                4,730                5,383                 6,773
                                                                  -----------------      ---------------      ----------------

Commitments and contingencies                                                    --                   --                    --
                                                                  -----------------      ---------------      ----------------

Stockholder's equity:
Preferred stock:
Class A: $0.01 par value, 1,500 shares authorized, no
   shares issued and outstanding at March 31, 2001,
   December 31, 2000 and 1999, respectively                                      --                   --                    --
Class B: $0.01 par value, 3,750 shares authorized, no
   shares issued and outstanding at March 31, 2001,
   December 31, 2000 and 1999, respectively                                      --                   --                    --
Common Stock: $0.01par value, 20,000,000 shares
   authorized, 1,100,000 shares issued and outstanding at
   March 31, 2001, December 31, 2000 and 1999,
   respectively                                                                  11                   11                    11
 Additional paid in capital                                                   6,132                6,127                 5,514
 Retained earnings (deficit)                                                 (1,036)                (787)                1,115
                                                                  -----------------      ---------------      ----------------
     Total stockholder's equity                                               5,107                5,351                 6,640
                                                                  -----------------      ---------------      ----------------
     Total liabilities and stockholder's equity                   $           9,837      $        10,734      $         13,413
                                                                  =================      ===============      ================

         See accompanying notes to consolidated financial statements.

                             NETPLEX SYSTEMS, INC.
                     Consolidated Statements of Operations
                     (in thousands, except per share data)

                                                                                            Three Months
                                                   Years ended December 31,                Ended March 31,
                                            --------------------------------------     -------------------------
                                               2000          1999          1998           2001           2000
                                            ----------    ----------    ----------     -------------------------
                                                                                               (unaudited)
Revenues:
  Services - unaffiliated customers         $   14,859    $   14,801    $    6,147     $    3,578     $    3,226
  Services - related party                       1,442           920            --             --            497
  Products                                      11,013        15,289         2,616          3,595          3,299
                                            ----------    ----------    ----------     ----------     ----------
                                                27,314        31,010         8,763          7,173          7,022
                                            ----------    ----------    ----------     ----------     ----------
Cost of revenues:
  Services                                       8,848         8,244         3,013          1,708          2,420
  Products                                       8,304        12,156         2,217          2,716          2,094
                                            ----------    ----------    ----------     ----------     ----------
                                                17,152        20,400         5,230          4,424          4,514
                                            ----------    ----------    ----------     ----------     ----------
Gross profit                                    10,162        10,610         3,533          2,749          2,508
                                            ----------    ----------    ----------     ----------     ----------
Selling, general and administrative             10,665         7,645         2,241          2,422          2,824
Acquired in-process technology                      --            --           250             --             --
Corporate expense allocation from parent         1,913         1,378           268            525            485
                                            ----------    ----------    ----------     ----------     ----------
Operating income (loss)                         (2,416)        1,587           774           (198)          (801)
Interest expense                                   282           390            60             51             72
                                            ----------    ----------    ----------     ----------     ----------

Income (loss) from operations before
 income taxes                                   (2,698)        1,197           714           (249)          (873)
Income tax benefit (provision)                     796          (510)         (286)             0            258
                                            ----------    ----------    ----------     ----------     ----------
Net income (loss)                           $   (1,902)   $      687    $      428     $     (249)    $     (615)
                                            ==========    ==========    ==========     ==========     ==========
Basic and diluted earnings (loss) per
 common share                               $    (1.73)    $    0.62    $     0.39     $    (0.23)    $    (0.56)
                                            ==========    ==========    ==========     ==========     ==========
Weighted average common shares
 outstanding, basic and diluted                  1,100         1,100         1,100          1,100          1,100
                                            ==========    ==========    ==========     ==========     ==========

         See accompanying notes to consolidated financial statements.

                             NETPLEX SYSTEMS, INC.
                Consolidated Statements of Stockholder's Equity
                                (in thousands)

                 Years ended December 31, 2000, 1999 and 1998

                                                            Common                             Retained
                                                  -------------------------      Paid In       Earnings
                                                      Shares       Amount        Capital       (Deficit)        Total
                                                  ------------   ----------    -----------   ------------    ------------
Balance at January 1, 1998                               1,100   $       11    $         1   $         --    $         12
  Net income                                                --           --             --            428             428
  Contributed capital by parent                             --           --          4,325             --           4,325
                                                  ------------   ----------    -----------   ------------    ------------
Balance at December 31, 1998                             1,100   $       11    $     4,325   $        428    $      4,765
  Net income                                                --           --             --            687             687
  Contributed capital by parent                             --           --          1,188             --           1,188
                                                  ------------   ----------    -----------   ------------    ------------
Balance at December 31, 1999                             1,100           11          5,514          1,115           6,640
  Net loss                                                  --           --             --         (1,902)         (1,902)
  Contributed capital by parent                             --           --            613             --             613
                                                  ------------   ----------    -----------   ------------    ------------
Balance December 31, 2000                                1,100   $       11    $     6,127   $       (787)   $      5,351
                                                  ============   ==========    ===========   ============    ============

         See accompanying notes to consolidated financial statements.

                   THE NETPLEX GROUP, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                                (in thousands)

                                                                                                         Three Months
                                                              Years ended December 31,                  ended March 31,
                                                      ----------------------------------------     ------------------------
                                                         2000           1999           1998           2001           2000
                                                      ----------     ----------     ----------     ------------------------
                                                                                                          (unaudited)
Operating activities:
 Net income (loss)                                    $   (1,902)    $      687     $      428     $    (249)    $     (615)
 Adjustments to reconcile net income (loss) to net
  cash (used in) provided by operating activities:
  Depreciation and amortization of property and
  equipment                                                  405            305             79           124             91
  Amortization of goodwill and other intangibles           1,230            933            258           309            302
  Acquired in-process R&D write off                           --             --            250            --             --
  Change in assets and liabilities of continuing
   operations, net of effects of acquisitions:
   Accounts receivable                                     1,846         (2,387)        (4,080)          141            468
   Prepaid expenses and other current assets                (224)             4            (78)          242             21
   Accounts payable and accrued expenses                      23          1,028          2,334          (215)          (277)
   Deferred revenue                                          294            (36)            91          (287)            23
                                                      ----------     ----------     ----------     ---------     ----------
 Net cash provided by (used in) operating
  activities                                               1,672            534           (718)           65             13
                                                      ----------     ----------     ----------     ---------     ----------
Investing activities:
  Net cash paid in acquisitions and earn-outs                (25)        (2,570)        (4,457)           98             15
  Purchases of property and equipment                       (422)          (384)          (935)          (14)           (78)
  Other, net                                                (132)          (241)          (104)            0            (40)
                                                      ----------     ----------     ----------     ---------     ----------
 Net cash (used in) provided by investing
  activities                                                (579)        (3,195)        (5,496)           84           (103)
                                                      ----------     ----------     ----------     ---------     ----------
Financing activities:
  Contributed capital by Parent                              613          1,188          4,337             5          1,356
  Line of credit advances, net                            (1,707)         1,480          1,876          (151)        (1,263)
                                                      ----------     ----------     ----------     ---------     ----------
 Net cash (used in) provided by financing
  activities                                              (1,094)         2,668          6,213          (146)            93
                                                      ----------     ----------     ----------     ---------     ----------
(Decrease) increase in cash and cash equivalents              (1)             7             (1)            3              3

Cash and cash equivalents at beginning of period               6             (1)            --             5              6
                                                      ----------     ----------     ----------     ---------     ----------
Cash and cash equivalents at end of period            $        5     $        6     $       (1)    $       8     $        9
                                                      ==========     ==========     ==========     =========     ==========
Supplemental information:
 Cash paid during the period for:
 Interest                                             $      282     $      390     $       71     $      51     $       72
                                                      ==========     ==========     ==========     =========     ==========

          See accompanying notes to consolidated financial statements.

                             NETPLEX SYSTEMS, INC.
                  Notes to Consolidated Financial Statements
                          December 31, 2000 and 1999


(1)  The Business, Basis Of Presentation and Liquidity

     The Business
     ------------

     Netplex Systems, Inc. ("the Company") was incorporated on September 11, 1986 in Virginia under the name Netplex Systems, Inc. and was subsequently merged into Netplex Systems, Inc., a Delaware Corporation. Prior to consummation of a planned rights offering transaction described in Note 14, the Company is a wholly owned subsidiary of the Netplex Group, Inc., a publicly held information technology company headquartered in Virginia. Upon completion of the Rights Offering described in Note 14, the Company will be owned by shareholders of The Netplex Group, Inc. ("the Parent" or "Group") and new shareholders that participate in the rights offering.

     The Company provides strategic, interactive, technology, and security solutions primarily in the Retail, Health Care and Consumer Products industries. The Company is an Information Technology (IT) company that provides the expertise and information systems to link employees, customers, prospects, suppliers, and manufacturers to help "network-enable" organizations. The Company re-sells technology products when necessary to deliver to customers fully integrated system solutions.

     The Company's operations are principally conducted from locations in Oklahoma and Virginia and at customer facilities located throughout the United States.

     Basis of presentation
     ---------------------

     The accompanying financial statements reflect the financial condition, results of operations and cash flows of the Company as a subsidiary of the Parent. Significant management assumptions were made in allocating costs from the Parent in order to present the balance sheet and statement of operations for those periods. The Company was allocated all direct incremental costs and certain indirect or common costs based upon the proportional value of all expenses incurred by the Parent in relation to the Company's revenues as a percentage of the Parent's consolidated revenues. Allocated costs consisted of expenses related to executive management, financial and legal services, and other common administrative expenses. In addition, the accompanying financial statements reflect the Company's share of a bank line of credit and the related interest expense based upon its relative contribution to the underlying borrowing base. Management of the Company believes the allocated costs reasonably reflect the costs of the Company as if it were on a stand alone basis.

     The interim consolidated financial statements of the Company included herein are unaudited.

     In the opinion of management, the interim financial statements reflect all adjustments and reclassifications (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 2001 and the results of its operations and its cash flows for the three months ended March 31, 2001 and 2000. Interim results are not necessarily indicative of the results that may be expected for the full year.

     Liquidity
     ---------

     As a subsidiary of the Parent, the Company's working capital requirements have been met by internally generated cash flows from operations, borrowings on the line of credit facility of the Company and its Parent, and cash provided by the Parent from various sources in the capital markets. In as much as the proposed rights offering will not generate substantial proceeds for use in meeting the Company's working capital needs going forward, the Company may be dependent upon internally generated cashflows, borrowings on its line of credit facility and cash generated from other capital transactions to fund its operations. No assurances can be given that the Company will be able to raise additional capital necessary. Management's plans for generating sufficient internal cash flows include closely managing headcount and utilization of billable professional staff, focused business development and sales efforts which capitalize on the vertical industry expertise of the Company and its capabilities, and managing administrative expenses. Management believes that the cash flows the Company will generate internally as well as borrowings on its credit facility will be sufficient to meet its working capital requirements.

(2)  Acquisition of Applied Intelligence Group, Inc.

  On October 16, 1998, effective September 1, 1998, the Company purchased the information technology consulting business of Applied Intelligence Group, Inc. of Oklahoma City ("AIG"), for $3,000,000 and 643,770 shares of the Parent's Class B Preferred Stock ("Preferred Stock") valued at $1,000,000. The agreement also provides that AIG will receive additional consideration (the "AIG Earn-out") if AIG met certain financial targets. During 2000 and 1999, the Parent recorded earnout payments to the seller of $0 and $770,000 in satisfaction of the AIG Earn-out. As of December 31, 2000, the Parent is no longer obligated for any additional AIG Earn-out.

  The purchase price assigned to the net assets acquired was based on the fair value of such assets and liabilities at the acquisition date. The purchase price paid for such net assets was accounted for as a contribution to stockholders' equity in the accompanying financial statements. The operating results of AIG have been included in the consolidated financial statements from the effective date of the acquisition.

  As of December 31, 2000, the purchase price of AIG is approximately $4,770,000 consisting of the original consideration of $4,000,000 and subsequent earn-out payments of $770,000. The total purchase price has been allocated as follows:

                    Prepaid and other assets            $       52,000
                    Property and equipment                     450,000
                    Acquired software                          836,000
                    Assembled workforce                      1,000,000
                    Non-compete agreement                      900,000
                    Goodwill                                 1,620,000
                    Less: liabilities assumed                 (338,000)
                                                        --------------
                    Net assets acquired                      4,520,000
                    Acquired in process technology             250,000
                                                        --------------
                    Purchase price                      $    4,770,000
                                                        ==============


  The software, assembled workforce, non-compete agreement, and goodwill are being amortized over estimated useful lives of 4, 5, 5, and 7 years, respectively, using the straight-line method.

  The Company allocated $250,000 of the purchase price to certain in-process Internet commerce technology that had not achieved technological feasibility as of the acquisition date. Accordingly, such costs were written off in the period of acquisition.

  Acquisition of Dean Liles & Associates, Inc.
  --------------------------------------------

  On April 23, 1999, effective April 1, 1999, the Company purchased the assets of Dean Liles and Associates, Inc, ("DLA") a Dallas, Texas based information technology strategy consulting practice for $600,000. In accordance with the acquisition agreement, the seller received additional cash consideration of $40,000 in 2000 for meeting certain performance goals. As of December 31, 1999, the purchase price of DLA is $640,000 consisting of the original consideration of $600,000 and a subsequent earn-out payment of $40,000. The acquisition price of $640,000 has been allocated $635,000 to goodwill and $5,000 to Property and Equipment. Pro forma financial data for this acquisition has not been presented due to the immateriality of the acquired operations to the Company's financial statements.

  The goodwill is being amortized over 5 years using the straight-line method.

  Acquisition of Automated Business Systems of North Carolina, Inc.
  -----------------------------------------------------------------

  On June 18, 1998, effective July 1, 1998, the Company purchased Automated Business Systems of North Carolina, Inc. and Kellar Technology Group, Inc. (Collectively "ABS") for $200,000 and 450,000 shares of the Parent's Common Stock, valued at $591,000 additional contingent consideration based on operating performance. In December 1999, the contingent obligation was bought out by a cash payment and issuance of additional shares.

  The aggregate purchase price of ABS was $1,907,000 consisting of the original consideration of $791,000 and subsequent earn-out payments consisting of $549,000 and 114,756 shares of the Parent's Common stock, valued at $567,000. The purchase price has been allocated as follows:


             Cash                                 $   205,000
             Accounts receivable                      736,000
             Property and equipment                    51,000

             Other assets                               33,000
             Goodwill                                1,794,000
             Less liabilities assumed                 (912,000)
                                                  ------------
             Net assets acquired                  $  1,907,000
                                                  ============


(3)  Summary of Significant Accounting Policies

     Principles of Consolidation
     ---------------------------

     The accompanying consolidated financial statements include the accounts of Netplex Systems, Inc. and its wholly owned subsidiary, ABS Acquisition, Inc. All significant inter-company transactions have been eliminated in consolidation.

     Revenue Recognition
     -------------------

     The Company's revenue is generated from consulting services contracts and integration contracts which include both product and services. This revenue is recognized when the services are performed and the costs are incurred. The Company generally recognizes hardware and software product revenue when the products are delivered to the customer site. In 2000, the Company reported approximately $600,000 of sales associated with transactions structured using a third party leasing company on a "net" basis in accordance with EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and other guidance provided by the Securities and Exchange Commission. All other sales were recorded on a gross basis in accordance with this guidance. Revenue on fixed price contracts for services, or both hardware and significant integration services is recognized on the percentage of completion basis, based on the efforts expended method in accordance with SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts". The Company's systems integration contracts are typically 3-6 months and are priced either on a time and material ("T&M") or a fixed price basis. Revenue for maintenance contracts is recognized ratably over the service period of the underlying contract. Deferred revenue represents the unearned portion of maintenance contracts and amounts billed in advance of work performed, in accordance with the terms of the contract. The Company records loss provisions if required for its contracts at the time that such losses are identified.

     Management regularly reviews outstanding accounts receivable for collectability and provides for an allowance for doubtful accounts. As of December 31, 2000 and 1999, the Company was owed $1,006,000 and $688,000 by one customer in each year, respectively.

     The Company recognized revenue from a single unaffiliated customers constituting 10.7% of revenues in 1999. There were no unaffiliated customers from which the Company recognized revenue in excess of 10% in either 2000 or 1998.

     Consistent with the Company's strategy, management targets vertical industry markets for its services. As of December 31, 2000 and 1999, 33.4% and 32.3%, respectively of the Company's accounts receivable were due from customers in the retail and consumer products industry. The Company had no concentrations of accounts receivable from any other industry group at December 31, 2000 and 1999.

     Cash and Cash Equivalents
     -------------------------

     The Company considers all highly liquid investments with maturity, at date of purchase, of three months or less to be cash equivalents. Cash equivalents are comprised of money market accounts, and are stated at cost, which approximates fair value.

     Property and Equipment
     ----------------------

     Property and equipment is recorded at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

     Property and equipment under capital leases is amortized using the shorter of the lease term or the estimated useful life.

     Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts and any gain or loss on such disposition is reflected in the statement of operations. Expenditures for repairs and maintenance are charged to operations as incurred.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
  -----------------------------------------------------------------------

  Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

  Goodwill and Other Intangible Assets
  -------------------------------------

  Goodwill, the cost in excess of the fair value of net assets acquired, is being amortized by the straight-line method, for periods ranging from 7 to 15 years. Management reviews the valuation and amortization period of goodwill continually. As part of this review, the Company estimates the value and future benefits of income generated, to determine whether impairment has occurred.

  Other intangible assets resulting from the Company's acquisitions consist of acquired software, an assembled workforce, and a non-compete agreement. Such assets are being amortized on the straight-line basis over periods of 4 to 7 years.

  Income Taxes
  ------------

  Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates, that are applicable to the future years in which the deferred tax assets or liabilities are expected to be settled or realized. Any change in tax rates on deferred tax assets and liabilities is recognized in net income in the period in which the rate change is enacted.

  Earnings (loss) per share
  -------------------------

  The Company accounts for earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which requires companies to present basic earnings per share and diluted earnings per share (EPS). Basic earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the periods. Diluted earnings (loss) per common share is calculated using the weighted average number of common shares and dilutive potential common shares outstanding during the period. For the years ended December 31, 2000, 1999 and 1998, the Company had no dilutive securities outstanding.

  Segment Reporting
  -----------------

  Operating segments, as defined in Statement of Financial Accounting Standards (SFAS No. 131) "Disclosures about Segments of an Enterprise and Related Information", are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information reviewed regularly by the Company's chief operating decision maker to assess performance consists of consolidated financial data; therefore, the Company operates in a single segment.

  Use of Estimates
  ----------------

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(4)  Property and Equipment

     Property and equipment consists of the following:

                                          (in thousands)      March 31,                December 31,
                                                                            ------------------------------
                                                               2001              2000             1999
                                                          --------------    -------------    -------------
             Computer software                            $          551    $         546    $         373
             Computer and office equipment                           587              580              382
             Furniture and fixtures                                  571              570              541
             Leasehold improvements                                   46               45               23
                                                          --------------    -------------    -------------

                                                                   1,755            1,741            1,319
             Accumulated depreciation and amortization               913              789              384
                                                          --------------    -------------    -------------
             Property and equipment, net                  $          842    $         952    $         935
                                                          ==============    =============    =============

(5)  Goodwill and Other Intangible Assets

     Goodwill and other intangible assets consist of the following:

                                                             March  31,                December 31,
                                                                            ------------------------------
                                          (in thousands)       2001              2000             1999
                                                          --------------    -------------    -------------
             Goodwill                                     $        3,951    $       4,049    $       4,024
             Acquired database                                       853              853              853
             Assembled workforce                                   1,000            1,000            1,000
             Non-Compete                                             900              900              900
                                                          --------------    -------------    -------------

                                                                   6,704            6,802            6,777
             Accumulated amortization                              2,730            2,421            1,191
                                                          --------------    -------------    -------------
                                                          $        3,974    $       4,381    $       5,586
                                                          ==============    =============    =============

(6)  Accrued Expenses

     Accrued expenses consists of the following:

                                                             March 31,                 December 31,
                                                                            ------------------------------
                                          (in thousands)       2001              2000             1999
                                                          --------------    -------------    -------------
             Accrued wages                                $          212    $         163    $         126
             Accrued vacation                                        272              254              198
             Accrued commission                                      802              727              384
             Accrued project expense                                  --              213              178
             Other                                                   314              306              418
                                                          --------------    -------------    -------------
                                                          $        1,600    $       1,663    $       1,304
                                                          ==============    =============    =============

(7)  Line of Credit

     For all periods presented herein, the Company, together with other subsidiaries of its parent, was a co-borrower under a line of credit agreement with a bank. Under such line of credit agreement, the Company may borrow 80% of eligible accounts receivable (as defined in the agreement) up to $6,000,000. Amounts borrowed bear interest at the bank's prime rate plus 1.75%. The line of credit balance presented in the accompanying financial statements represents the balance due under the line collateralized by the Company's accounts receivable. Total aggregate outstanding advances (based upon the Company's relative contribution to the underlying borrowing base) were approximately $1,649,000 and $3,356,000 at December 31, 2000 and 1999, respectively. The loan is secured by substantially all of the Company's tangible and intangible assets.

     On May 4, 2001, the Company entered into a Commercial Revolving Loan, Demand Loan and Security Agreement ("Revolving Loan") with American Commercial Finance Corporation ("Lender") which expires on March 31, 2003. This Revolving Loan will replace the pre-existing bank line of credit which was operating under a Forebearance Agreement pending closing of the new loan. Under the Revolving Loan, the Company can borrow an amount equal to 80% of eligible accounts receivable as defined in the agreement, up to $3.0 million. The Revolving Loan bears interest at the prime rate plus 1.75% and is secured by (i) the Company's, the Company's parent ("Parent") and each of the Parent's subsidiaries' assets, (ii) a $400,000 guaranty from a shareholder, Waterside Capital (the "Guaranty") and (iii) fidelity guaranties from two of the Company's officers.

(8) Income Taxes

    Through the year ended December 31, 2000, results of the Company's operations were included in consolidated income tax returns of the Parent. The Company will continue to be part of the consolidated group of the Parent for tax reporting purposes until the effective date of the rights offering described in Note 14. Because the offering is a tax free reorganization, the tax basis of the Company's assets and liabilities will carry over at historical amounts.

    The reconciliation between the actual income tax expense and income tax computed by applying the statutory Federal income tax rate to earnings before provision for income taxes for the year ended December 31, 2000, 1999 and 1998 is as follows:

                                    (amounts in thousands)
                                                                   2000            1999          1998
                                                              -------------   -------------   -----------
       Pretax income (loss)                                          (2,698)  $       1,197   $       714
                                                              -------------   -------------   -----------
       Computed Federal income tax at 34%                              (918)            406           242
       Computed state income taxes, net of Federal benefits            (108)             48            29
       Permanent differences                                            111              56            15
       Change in valuation allowance                                    119              --            --
                                                              -------------   -------------   -----------
       Tax expense (benefit)-current                                   (660)  $         750   $       368
       Tax expense (benefit)-deferred                                  (136)  $        (240)  $       (82)
                                                              =============   =============   ===========


    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                                 As of December 31,
                                                   --------------------------------------------
                                                            2000             1999          1998
                                                   -------------    -------------   -----------
              Deferred tax assets:
              Intangibles                          $         380    $         234   $        54
              Allowance                                      114               88            28
              Vacation accrual                                83               --            --
                                                   -------------    -------------   -----------

                 Total gross deferred tax assets             577              322            82
                 Less valuation allowance                   (119)              --            --
                                                   -------------    -------------   -----------
                  Net deferred tax asset                     458              322            82
                                                   =============    =============   ===========

    The Company has provided a valuation allowance for its deferred tax assets at December 31, 2000 to the extent that future deductions created by the assets cannot be carried back to 1998 or 1999.

(9) Commitments

    Employment Agreements
    ---------------------
    The Company has employment agreements with several key employees. At December 31, 2000, the Company's annual obligation under the agreements is approximately $516,000 for each of the next 2 years.

      Lease Obligations
      -----------------

      The Company leases office facilities under long-term lease agreements. The following is a schedule of future minimum lease payments for non-cancelable operating leases (with initial terms in excess of one year) as of December 31, 2000:


                                                       Operating
                           (amounts in thousands)        Leases
                                                         ------
                      2001                           $        298
                      2002                                    246
                      2003                                    236
                      2004                                    154
                      2005                                     --
                      Thereafter                               --
                                                     ------------
                 Total minimum lease payments        $        934
                                                     ============

      Total rent expense under operating leases was approximately $477,000, $339,000 and $65,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Rent expense for the three month periods ended March 31, 2001 and 2000 was $49,000 and $100,000, respectively.

(10)  Stockholder's Equity

      Common Stock.
      ------------

      As of December 31, 2000, the Company's authorized capital stock consisted of 20,000,000 shares of common stock, $0.01 par value, 1,100,000 of which was issued and outstanding.

      Preferred Stock.
      ----------------

      Class A:

      The Class A Preferred Stock ("Class A Preferred") has a liquidation preference of $_______ per share and a dividend rate of 7% per annum based on a $1,000 face value per share. After December 31, 2003, the Class A Preferred is convertible into the number of shares equal to the face value of each share of Class A Preferred, plus accrued unpaid dividends, divided by $5.00. Prior to conversion, the Company may redeem the Class A Preferred, in whole or in part, for $1,000 per share. As of March 31, 2001, no shares were issued and outstanding of the 1,500 shares of designated Class A Preferred.

      Class B:

      The Class B Preferred Stock ("Class B Preferred") has a liquidation preference of $_______ per share and a dividend rate of 7% per annum based on a $1,000 face value per share. The holders of the Class B Preferred have the right, at any time, to convert each share of Class B Preferred plus any accrued but unpaid dividends into shares of Common Stock. The Company may redeem the Class B Preferred upon five (5) days written notice to any holder; provided, however, the holder may exercise its conversion rights during such five (5) day period. The number of shares into which each share of Class B Preferred is convertible is equal to the face value of each share of Class B Preferred, plus accrued unpaid dividends, divided by $6.00. No Common Stock issuable on conversion or payable as dividends on the Class B Preferred may be sold to the public until one year after the closing of the Rights Offering of shares of our Common Stock. As of March 31, 2001, no shares were issued and outstanding of the 3,750 shares of designated Class B Preferred.

      Stock Options
      -------------

      The Company has two stock option plans.

      . The ISO Plan was established in 2001 and includes both incentive and non-qualified stock options. The Board of Directors may grant stock options to employees to purchase up to 1,400,000 shares of the Company's Common Stock. Stock options are granted with an exercise price equal to the market price on the date of grant. All stock options expire 10 years from grant date (5 years or holder's of more than 10% of the voting stock of the Company). Generally the options vest ratably and become fully exercisable after 3 years but not less than 6 months from the date of grant. In 2001, the Company granted 1,180,000 options under this plan to employees with an exercise price of $5.00, an amount equal to the value of an underlying share of common stock issued in the Rights Offering described in Note 14. The Company will apply APB Opinion No. 25 in accounting for its ISO and Directors' Plans and, accordingly, no compensation cost will be recognized for its stock options in the financial statements.

     . The Directors' Plan was established in 2001 and authorizes the Board of Directors to grant each director options to purchase up to 25,000 shares of the Company's Common Stock, upon election to the Board. Under this plan 100,000 shares of the Company's Common Stock are available. The terms of option grants for the Directors' Plan are identical to those of the ISO plan, except that the vesting period for the Directors' Plan is at the Board's discretion.


        Stock Split
        ------------
        In connection with the Rights Offering as described in Note 14, the Company effected a stock split resulting in there being 1,100,000 shares of common stock outstanding prior to the Rights Offering. Retroactive effect has been given for this stock split throughout the financial statements.

(11) Related Party Transactions

     During the years ended 2000, 1999 and 1998, the Company performed software development services for another subsidiary of the Parent. Revenue generated from such services amounted to $1,442,000 and $920,000 in 2000 and 1999, respectively. Accounts receivable from this affiliate was $2,000 and $920,000 at December 31, 2000 and 1999, respectively.

(12) Employee Benefit Plans

     The Company participates in the Parent's employee benefit plan, including a 401(k) Plan. Under the 401(k) Plan, all full time employees with over 1,000 hours of service to the Company or its subsidiaries are eligible to participate. The Company matches one-half of the employees' voluntary contributions up to a maximum Company contribution of 5% of participants' salaries. The Company's contribution to the Plan during 2000, 1999 and 1998 was $260,000, $231,000 and $30,000, respectively.

     The Company intends to institute an independent benefit plan in 2001 with terms consistent with the Parent's benefit plans.

     The Company does not provide any post retirement or post employment benefits.

(13) Valuation Account Activity

     Following is a summary of activity in the Company's valuation accounts:

                                                    Balance at       Additions                         Balance
                                                    beginning       charged to                        at end of
                                                    of period       operations      Write-offs          period
                                                 --------------   -------------   --------------    ------------
            Allowance for doubtful accounts
                      Year Ended:
                   December 31, 1998             $           --   $          75   $           --    $         75
                                                 ==============   =============   ==============    ============
                   December 31, 1999             $           75   $         422   $         (265)   $        232
                                                 ==============   =============   ==============    ============
                   December 31, 2000             $          232   $         241   $         (173)   $        300
                                                 ==============   =============   ==============    ============
                                                    Balance at                                         Balance
                                                    beginning                                         at end of
                                                    of period       Increases        Decreases          period
                                                 --------------   -------------   --------------    ------------

            Valuation allowance against deferred tax assets
            Year Ended:
                   December 31, 1998             $           --   $          --   $           --    $         --
                                                 ==============   =============   ==============    ============
                   December 31, 1999             $           --   $          --   $           --    $         --
                                                 ==============   =============   ==============    ============
                   December 31, 2000             $           --   $         119   $           --    $        119
                                                 ==============   =============   ==============    ============

(14) Subsequent Events; Rights Offering.
     ----------------------------------

     On July 2, 2001, Group filed a registration statement with the Securities and Exchange Commission which contemplated granting at no cost to its security holders transferable rights to purchase shares of our Common

     Stock. Group's security holders will receive one right for every one share of Group common stock that they own (or would be entitled to own upon conversion of shares of preferred stock) as of July ___, 2001. Each right will entitle the holder to purchase one share of our Common Stock at an exercise price of $5.00 per share. Up to 1,200,000 shares of our Common Stock are being offered in this offering, 1,100,000 will be sold by Group and 100,000 shares are being sold by us.

     The exercise period for the rights will expire at 5:00 p.m., Washington, D.C. time, on August ___, 2001 or such date as Group has received acceptable subscriptions for all of our Common Stock being offered, whichever comes first. Rights can only be exercised in increments of 100. Any exercise of rights distributed in this offering will be accepted on a "first-come, first-serve" basis.

     On June 28, 2001 the Company issued to Group 1,500 shares of the Company's Class A preferred stock and 3,750 shares of the Company's Class B preferred stock.

(15) Quarterly Consolidated Financial Data (unaudited)
     -------------------------------------------------

     In management's opinion, the interim financial data below reflects all adjustments necessary to fairly state the results of the interim period presented. Results of any one or more quarters are not necessarily indicative of annual results or continuing trends.

                              2000 QUARTERS ENDED

                                                 March 31          June 30         September 30         December 31
                                             --------------    -------------    ----------------    ----------------

Total revenue                                $        7,022    $       7,523    $          7,351    $          5,418
Gross profit                                          2,508            2,918               2,932               1,804
Net loss                                               (615)            (354)               (226)               (707)
Net loss per share (basis and diluted)       $        (0.56)   $       (0.32)   $          (0.21)   $          (0.64)

                              1999 QUARTERS ENDED

                                                  March 31          June 30        September 30        December 31
                                              ---------------   -------------   ----------------   ----------------

Total revenue                                 $         8,228   $       6,542   $          7,963   $          8,277
Gross profit                                            2,306           2,805              2,751              2,748
Net income (loss)                                         265             362                249               (189)
Net income (loss) per share (basis and        $          0.24   $        0.33   $           0.22   $          (0.17)
 diluted)

                                  SIGNATURES

     Under the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia, on the ______day of June, 2001.

                                       NETPLEX SYSTEMS, INC.

                                       By: /s/ Gene Zaino
                                           --------------
                                           Gene Zaino
                                           Chairman

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated

Signature                     Title                              Date
---------                     -----                              ----

/s/ Gene Zaino                Chairman (Principal                June 27, 2001
--------------
Gene Zaino                    Executive Officer) and
                              Director

          *
          -
Robert Barcum                 President and Director             June 27, 2001

          *
          -
Peter Russo                   Chief Financial Officer and        June 27, 2001
                              Treasurer (Principal Financial
                              Officer)


          *
          -
Steven Hanau                  Director                           June 27, 2001



*By: /s/ Gene Zaino
     --------------
    Gene Zaino
    Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit     Description

2(a)    -   Articles of Merger
2(b)    -   Agreement and Plan of Merger
3(a)    -   Certificate of Incorporation
3(b)    -   Bylaws
4(a)    -   Form of Employee Option Agreement
4(b)    -   Stock Subscription Agreements by and between the Company Netplex and each of Gene Zaino, Peter Russo and _________
4(c)    -   Registration Rights Agreement, dated as of June ____ 27, 2001, by and among Netplex Systems, Inc. and The Netplex Group, Inc. 2000
5       -   Opinion of Gadsby Hannah, LLP
10(a)   -   2001 Netplex Systems, Inc. Incentive and Non-Qualified Stock Option
            Plan
10(b)       2001 Netplex Systems, Inc. Directors Stock Option Plan
10(c)   -   Form of Indemnification Agreement between the Officers and Directors of Netplex Systems, Inc.
10(d)   -   Employment Agreement between Netplex Systems, Inc. and Robert Barcum
10(e)   -   Commercial Revolving Loan, Demand Loan and Security Agreement, by
            and among Netplex Systems, Inc. and American Commercial Finance
            Corporation, dated as of April 30, 2001
10(f)   -   Intercompany Management Agreement between Netplex Systems, Inc.
            and Netplex Group, Inc.
21      -   Subsidiaries of Netplex Systems, Inc.
23(a)   -   Consent of Grant Thornton, LLP
23(b)   -   Consent of Gadsby Hannah, LLP (contained in their opinion included under Exhibit 5)
24      -   Power of Attorney